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**As filed with the Securities and Exchange Commission on April 29, 2005**

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Registration No. 333-123115

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

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## Amendment No. 2

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## to
# FORM S-4
# REGISTRATION STATEMENT
*Under THE SECURITIES ACT OF 1933*

# THE CLOROX COMPANY
**(Exact name of registrant as specified in its charter)**

| Delaware | 2842 | 31-0595760 |
|---|---|---|
| **(State or Other Jurisdiction of Incorporation or Organization)** | **(Primary Standard Industrial Classification Code No.)** | **(I.R.S. Employer Identification No.)** |

**1221 Broadway**
**Oakland, California 94612-1888**
**(510) 271-7000**
**(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)**

**Laura Stein**
**Senior Vice President—General Counsel**
**The Clorox Company**
**1221 Broadway**
**Oakland, California 94612-1888**
**(510) 271-7000**
**(Name, address, including zip code, and telephone number, including area code of agent for service)**

*Copy to:*
**Robert M. Mattson, Jr.**
**Allen L. Weingarten**
**Brandon C. Parris**
**Morrison & Foerster LLP**
**19900 MacArthur Boulevard**
**Twelfth Floor**
**Irvine, California 92612**

**Approximate date of commencement of proposed sale to the public:** As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

---

**The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.**

**PROSPECTUS**



**$1,650,000,000**
**Offer to Exchange**
**Floating Rate Senior Notes due December 2007, Which Have Been Registered Under the Securities Act, for any and all Outstanding Floating Rate Senior Notes due December 2007**
**4.20% Senior Notes due January 2010, Which Have Been Registered Under the Securities Act, for any and all Outstanding 4.20% Senior Notes due January 2010**
**5.00% Senior Notes due January 2015, Which Have Been Registered Under the Securities Act, for any and all Outstanding 5.00% Senior Notes due January 2015**

**The Exchange Notes**

We are offering to exchange up to $1.65 billion aggregate principal amount of our senior notes for exchange notes which have been registered under the Securities Act of 1933, as amended, or the Securities Act, which will be issued in three series under one indenture and will have the principal amounts, interest rates and maturity dates as follows:

- $500,000,000 aggregate principal amount of our floating rate senior notes due December 2007 that we have registered under the Securities Act, referred to as the 2007 exchange notes, for any and all outstanding floating rate senior notes due December 2007 that we issued on December 3, 2004, referred to as the 2007 old notes. Our 2007 exchange notes mature on December 14, 2007 and will accrue interest at a rate equal to three-month LIBOR plus 0.125%, payable quarterly on March 14, June 14, September 14 and December 14, beginning on June 14, 2005.

- $575,000,000 aggregate principal amount of our 4.20% senior notes due January 2010 that we have registered under the Securities Act, referred to as the 2010 exchange notes, for any and all outstanding 4.20% senior notes due January 2010 that we issued on December 3, 2004, referred to as the 2010 old notes. Our 2010 exchange notes mature on January 15, 2010. Interest on the 2010 exchange notes is payable on July 15 and January 15 of each year, beginning on July 15, 2005.

- $575,000,000 aggregate principal amount of our 5.00% senior notes due January 2015 that we have registered under the Securities Act, referred to as the 2015 exchange notes, for any and all outstanding 5.00% senior notes due January 2015 that we issued on December 3, 2004, referred to as the 2015 old notes. Our 2015 exchange notes mature on January 15, 2015. Interest on the 2015 exchange notes is payable on July 15 and January 15 of each year, beginning on July 15, 2005.

The terms of the 2007 exchange notes, the 2010 exchange notes and the 2015 exchange notes (collectively referred to in this prospectus as the "exchange notes") will be substantially similar to the 2007 old notes, the 2010 old notes and the 2015 old notes (collectively referred to in this prospectus as the "old notes"), respectively, except for the elimination of some transfer restrictions, registration rights and certain liquidated damage provisions relating to the old notes.

The exchange notes will be our general unsecured senior obligations and will rank equal with our existing and future senior debt and senior to all of our existing and future subordinated debt. The exchange notes will be effectively subordinated to any secured debt, to the extent of the collateral securing such indebtedness.

**Material Terms of The Exchange Offer**

The exchange offer expires at 5:00 p.m., New York City time, on June 3, 2005, unless extended.

Our completion of the exchange offer is subject to customary conditions which we may waive.

Upon our completion of the exchange offer, all old notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of exchange notes that are registered under the Securities Act. Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

The exchange of the exchange notes for old notes pursuant to the exchange offer will not be a taxable exchange for U.S. Federal income tax purposes.

We will not receive any proceeds from the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer or until any broker-dealer has sold all exchange notes held by it, we will make this prospectus available to such broker-dealer for use in connection with any such resale. See "Plan of Distribution."

**Please see "Risk Factors" beginning on page 11 of this prospectus for a discussion of certain factors that you should consider before participating in this exchange offer.**

**The date of this prospectus is April 29, 2005**

# TABLE OF CONTENTS

## WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

You also may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Information with respect to us also may be obtained from us at 1221 Broadway, Oakland, California 94612, Attention: Investor Relations, or by telephone at (510) 271-7000.

## INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents have been filed with the SEC and are incorporated by reference in this prospectus:

- our Annual Report on Form 10-K for the year ended June 30, 2004, as filed on August 27, 2004;
- our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2004 and December 31, 2004, as filed on November 4, 2004 and February 9, 2005, respectively;
- our amended Quarterly Report on Form 10-Q for the quarter ended December 31, 2004, as filed on April 26, 2005;
- our Current Reports on Form 8-K, as filed with the SEC on September 21, 2004, October 8, 2004, November 16, 2004, November 19, 2004, November 29, 2004, December 1, 2004, December 3, 2004, December 9, 2004, December 16, 2004, January 21, 2005, February 2, 2005, March 3, 2005 and April 20, 2005;
- all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to above; and
- all other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the exchange offer.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the request of such person, a copy of any or all of the documents that are incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Written or telephone requests should be directed to The Clorox Company, 1221 Broadway, Oakland, California 94612, Attention: Investor Relations; telephone (510) 271-7000.

**To obtain timely delivery of documents incorporated by reference in this prospectus, you must request the information no later than five business days prior to the expiration of the exchange offer. The exchange offer will expire on June 3, 2005, unless extended.**

## FORWARD-LOOKING STATEMENTS

Except for historical information, matters discussed in this prospectus, including statements about costs, cost savings, earnings, plans, objectives, expectations, growth or profitability are forward-looking statements based on our management's estimates, assumptions and projections. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates" and variations on such words, and similar expressions are intended to identify such forward-looking statements. Forward-looking statements also include statements regarding our expectation that the share exchange with Henkel KGaA will qualify as a tax-free exchange under Section 355 of the Internal Revenue Code. We can provide no assurances that our share exchange will qualify as a tax-free reorganization under Section 355 of the Internal Revenue Code. Forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed in any such statement. Important factors that could affect performance and cause results to differ materially from our expectations are described in the section in this prospectus entitled "Risk Factors" and the section entitled "Forward-Looking Statements and Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended June 30, 2004, as updated from time to time in our SEC filings. Those factors include, but are not limited to, general economic and marketplace conditions and events; competitors' actions; our costs, including changes in exposure to commodity costs; our actual cost performance; risks inherent in litigation and international operations; our ability to manage and realize the benefits of joint ventures and other cooperative relationships, including our joint venture with The Proctor & Gamble Company regarding our Glad® bags, wraps and containers business; the effect on cash flow of tax payments and share repurchases; the success of new products; the integration of acquisitions and mergers; the divestiture of non-strategic businesses; and environmental, regulatory and intellectual property matters. In addition, our future performance is subject to risks particular to the share exchange transaction with Henkel, including the sustainability of cash flows and the actual level of debt costs. Rating agency decisions and other external factors could increase interest costs. Declines in cash flow, whether resulting from tax payments, debt payments, share repurchases, The Proctor & Gamble Company's increased equity in our joint venture or otherwise, or interest cost increases greater than our management expects, could adversely affect our earnings.

All forward-looking statements in this prospectus are and will be based on our management's then current views and assumptions regarding future events and speak only as of the dates of such statements, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

## MARKET DATA

Market data used throughout this prospectus, or included in documents incorporated by reference in this prospectus, including information relating to our relative position in our industry, is based on the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information. Although we believe that such sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified such information.

**NOTICE TO RESIDENTS IN THE UNITED KINGDOM**

This prospectus does not constitute an offer to the public within the meaning of the United Kingdom's Financial Services and Markets Act 2000, or the FMSA, or the Public Offers of Securities Regulations 1995. This prospectus is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the FMSA (financial promotion) order 2001 (all such persons together being referred to as "relevant persons"). This prospectus is provided to recipients on a personal basis and must not be transferred or assigned or otherwise acted or relied upon by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

# PROSPECTUS SUMMARY

*The following summary contains basic information about this exchange offer. It does not contain all of the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read the entire document and the documents we have referred you to, especially the risks of investing in the notes discussed under "Risk Factors," before investing in these notes. Unless the context otherwise indicates and except with respect to any description of the notes, references to "Clorox," "we," "us," and "our" are to The Clorox Company and its subsidiaries, taken as a whole.*

## The Company

We are a leading manufacturer and marketer of consumer products with fiscal year 2004 revenues of $4.2 billion. We market some of consumers' most trusted and recognized brand names, including our namesake bleach and cleaning products, Armor All® and STP® auto care products, Fresh Step® and Scoop Away® cat litters, Kingsford® charcoal briquets, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, and Glad® bags, wraps and containers. With 8,600 employees worldwide (as of June 30, 2004), we manufacture products in more than 20 countries and market them in more than 100 countries.

Most of our household consumer products are nationally advertised and sold within the United States to grocery stores and grocery wholesalers primarily through a network of brokers and to mass merchandisers, warehouse clubs, military and other retail stores primarily through a direct sales force. Within the United States, we also sell institutional versions of many of our products. Outside the United States, we sell consumer products to the retail trade through subsidiaries, licensees, distributors and joint-venture arrangements with local partners.

We were originally founded in Oakland, California in 1913 as the Electro-Alkaline Company. We reincorporated as Clorox Chemical Corporation in 1922, as Clorox Chemical Co. in 1928 and as The Clorox Company (an Ohio corporation) in 1957, when the business was acquired by The Procter & Gamble Company. We were fully divested by The Procter & Gamble Company in 1969 and, as an independent company, we were reincorporated in 1973 in California as The Clorox Company. In 1986, we were reincorporated in Delaware. In January 1999, we acquired First Brands Corporation.

## Recent Developments

### Exercise of Option by Procter & Gamble

On December 30, 2004, The Procter & Gamble Company, or P&G, exercised its option under our joint venture agreement, or the JV Agreement, relating to our Glad® business, or Glad, to purchase an additional 10% interest in the profits and losses and cash flows of Glad. The purchase closed on January 5, 2005, giving P&G an aggregate 20% interest in such profits, losses and cash flows. The JV Agreement was originally entered into on November 15, 2002 and subsequently amended and restated as of January 31, 2003. Pursuant to the JV Agreement, P&G contributed certain production and research and development equipment, licenses to use a range of current and future trademarks and other proprietary technologies to us in exchange for an interest in the profits, losses and cash flows of Glad.

The joint venture has a term of 20 years, which may be extended for an additional 10 years with agreement of the parties. The occurrence of certain events, including the sale of Glad, a change of ownership in Clorox, an unresolved material disagreement of the parties or an uncured material breach, gives one or both of the parties the right to terminate the JV Agreement prior to expiration. Upon expiration or termination of the joint venture, we are obligated to purchase from P&G its interest at fair market value as defined in the JV Agreement.

We recognize in our financial statements a liability relating to our repurchase obligation, or the Terminal Obligation. The exercise of P&G's option to increase its interest to 20% resulted in an increase in the Terminal Obligation by $133 million, the amount of the purchase price paid by P&G to exercise the option. In addition, payment for the purchase increased our cash flow and working capital by a like amount.

**Share Exchange with Henkel**

In October 2004, we reached a definitive agreement with our major shareholder, Henkel KGaA, or Henkel, to exchange our ownership interest in a subsidiary for Henkel's interest in its shares of Clorox common stock, referred to in this prospectus as the share exchange agreement. The share exchange was consummated on November 22, 2004 and is intended to qualify as a tax-free exchange under Section 355 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

As of September 30, 2004, Henkel owned 61.4 million, or approximately 29%, of our outstanding shares of common stock. The subsidiary whose ownership interest we exchanged with Henkel contained our former insecticides business, which included Combat®, Home Mat® and Home Keeper® branded products; the Soft Scrub® cleanser operating business; our 20% interest in Henkel Iberica, S.A., or Henkel Iberica, our former joint venture with Henkel; and approximately $2.1 billion in cash. We and Henkel agreed to an aggregate value of $745 million for the former Clorox businesses and the Henkel Iberica joint venture that were contained in the subsidiary. Upon closing the share exchange with Henkel, we recognized a total gain of $570 million and reversed a total of $8 million of deferred income taxes as reflected in our Form 10-Q for the quarter ended December 31, 2004 filed with the SEC on February 9, 2005. Of the total gain recognized, $550 million relates to the exchanged operating businesses and is included in discontinued operations and $20 million relates to Henkel Iberica and is included in continuing operations. For additional information regarding the accounting treatment of the exchanged businesses, please see our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 filed with the SEC on February 9, 2005, and our Current Reports on Form 8-K filed with the SEC on February 2, 2005 and March 3, 2005 and incorporated by reference herein.

In connection with the share exchange agreement, we entered into an agreement regarding certain tax matters with Henkel, referred to as the tax matters agreement. In general, pursuant to the tax matters agreement, we have agreed to be responsible for any taxes, including the taxes of Henkel, that result from certain of our actions or that result from our breach of a representation or a covenant that we have given in connection with the tax opinion delivered to us by our special tax counsel and the tax opinion delivered to Henkel by its special tax counsel in a manner that causes the share exchange to fail to qualify for tax-free treatment under Section 355 of the Code, or from the application of Section 355(e) of the Code. Henkel has agreed to similar obligations to us in the tax matters agreement. Our indemnification obligations to Henkel are not limited in amount or subject to any cap. See "Risk Factors—Risks Related to Our Company—The share exchange with Henkel could result in significant tax liability" and "Risk Factors—Risks Related to Our Company—If the share exchange with Henkel is treated as a taxable transaction, and we are required to indemnify Henkel for certain tax liabilities pursuant to our tax matters agreement, it could materially affect our liquidity."

In addition, as part of our share exchange agreement with Henkel, certain transitional services will be provided to Henkel, including some interim production of insecticides and Soft Scrub products. Other than the interim services being provided, we will no longer have an ongoing relationship with Henkel, and Henkel no longer has representation rights on our board of directors.

Mr. Christoph Henkel, vice-chairman of the shareholders' committee of Henkel and a member of the Henkel family, which controls Henkel KGaA, was a member of our board of directors immediately prior to our consummation of the share exchange with Henkel. Dr. Klaus Morwind, the executive vice president, personally liable associate, and a member of the management board of Henkel, was also member of our board of directors immediately prior to our consummation of the share exchange with Henkel. In addition, Mr. Michael E. Shannon, who was a member of our board of directors immediately prior to our consummation of the share exchange with Henkel, served as a member of our board pursuant to an understanding between Clorox and Henkel. Messrs. Henkel and Shannon and Dr. Morwind each resigned from our board of directors, effective as of the consummation of the share exchange. Mr. Shannon was immediately re-elected as a member of our board of directors following the consummation of the share exchange.

**Financing for the Henkel Share Exchange**

   **Commercial Paper.** The approximate $2.1 billion in cash that we contributed in connection with the share exchange was funded with short-term notes issued under our newly established commercial paper program. We repaid approximately $1.64 billion of such amount with the net proceeds from the offering of the old notes. See "Use of Proceeds." We established the commercial paper program on November 10, 2004 and may issue up to an aggregate of $2.2 billion of unsecured notes pursuant to Section 4(2) of the Securities Act. The notes issuable under the new commercial paper program may have varying maturities, up to 397 days from the date of issue, and are not redeemable or subject to voluntary prepayment prior to maturity. Notes issued under the new commercial paper program will be sold at par less a discount representing an interest factor or, if interest bearing, at par. Interest is calculated using a 360-day year based on the actual number of days elapsed.

   As of February 16, 2005, we had approximately $407 million outstanding under our new commercial paper program.

   **Credit Agreements.** On November 15, 2004 we entered into a $2.1 billion credit agreement which was subsequently canceled on December 7, 2004. Amounts available under the $2.1 billion credit agreement were for general corporate purposes and to support our newly established commercial paper program described above. On November 15, 2004, we canceled our $350 million five-year revolving credit agreement. In addition, on December 2, 2004, we canceled our $600 million one-year credit agreement.

   **Revolving Credit Facility.** On December 7, 2004, we entered into a $1.3 billion five-year revolving credit facility, or the $1.3 billion revolving credit facility. Amounts available under the $1.3 billion revolving credit facility are to be used for general corporate purposes and to support our newly established commercial paper program discussed above. As of February 16, 2005, we had no outstanding borrowings under our $1.3 billion revolving credit facility. See "Description of Other Indebtedness—Revolving Credit Facility."

**Quarterly Dividend**

   On March 16, 2005 we announced that our board of directors declared a regular quarterly dividend of 28 cents per share or our Common Stock, payable May 13, 2005, to stockholders of record on April 28, 2005.

## Summary Financial Data

We have derived the summary financial data presented below as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002 from our audited consolidated financial statements included in our Current Report on Form 8-K filed with the SEC on March 3, 2005, which were issued to reflect the reclassification of our discontinued operations and are incorporated by reference into this prospectus. The summary financial data presented below as of June 30, 2002, has been derived from our audited consolidated financial statements not contained herein or incorporated by reference (which unaudited summary financial data has been adjusted to reflect the reclassification of our discontinued operations). The summary financial data presented below for the three and six month periods ended December 31, 2004 and 2003 have been derived from our unaudited condensed consolidated financial statements included in our Form 10-Q filed with the SEC on February 9, 2005, are incorporated by reference into this prospectus and include all adjustments, consisting of normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of our results of operations for such periods. The summary data presented below are not necessarily indicative of the results that may be expected for future years and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and the notes thereto included in our Current Report on Form 8-K filed with the SEC on March 3, 2005 and incorporated by reference into this prospectus. The discontinued operations referenced above and reflected in the table below relate to certain businesses that we transferred to Henkel in connection with the share exchange with Henkel. For more information, please see "—Recent Developments—Share Exchange with Henkel."

| | As of and for the three months ended December 31, | | As of and for the six months ended December 31, | | As of and for the year ended June 30, | | |
|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2002 |
| | (In millions, except ratios) | | | | | | |
| **Operations Data:** | | | | | | | |
| Net sales | $1,000 | $ 920 | $2,048 | $1,926 | $4,162 | $3,986 | $3,859 |
| Interest and other (income) expense, net | (12) | 5 | (8) | 14 | 21 | 20 | 15 |
| Earnings from continuing operations | $ 136 | $ 101 | $ 245 | $ 216 | $ 490 | $ 461 | $ 304 |
| Earnings from discontinued operations | 563 | 8 | 577 | 22 | 59 | 32 | 18 |
| Net earnings | $ 699 | $ 109 | $ 822 | $ 238 | $ 549 | $ 493 | $ 322 |
| **Common Stock:** | | | | | | | |
| Stockholders' (deficit) equity | (457) | 1,185 | (457) | 1,185 | 1,540 | 1,215 | 1,366 |
| Dividends per common share | 0.27 | 0.27 | 0.54 | 0.54 | 1.08 | 0.88 | 0.84 |
| Stockholders' (deficit) equity per common share (at period end) | (2.98) | 5.64 | (2.98) | 5.64 | 7.23 | 5.69 | 6.13 |
| **Other Data:** | | | | | | | |
| Long-term debt | 2,124 | 475 | 2,124 | 475 | 475 | 495 | 678 |
| Total assets | 3,710 | 3,597 | 3,710 | 3,597 | 3,834 | 3,652 | 3,524 |
| Ratio of Earnings to Fixed Charges(1) | 12x | 19x | 14x | 22x | 22x | 22x | 12x |

(1) For the purposes of computing the ratio of earnings to fixed charges, "earnings" is determined by adding: (1) earnings from continuing operations before income taxes, (2) amortization of capitalized interest, (3) dividends from investees and (4) fixed charges. From the sum of these items, the following two items are subtracted: (1) capitalized interest and (2) undistributed income of equity investees. Fixed charges include interest expense, capitalized interest and the portion of rental expense attributable to interest.

**The Exchange Offer**

The Exchange Offer ................ We are offering to exchange up to:

- $500 million aggregate principal amount of our 2007 exchange notes for $500 million of our 2007 old notes;

- $575 million aggregate principal amount of 2010 exchange notes for $575 million of our 2010 old notes; and

- $575 million aggregate principal amount of our 2015 exchange notes for $575 million of our 2015 old notes.

Exchange notes may be issued in denominations of $2,000 and additional incremental multiples of $1,000. To be exchanged, an old note must be properly tendered and accepted. All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged for respective exchange notes issued on or promptly after the expiration date of the exchange offer. Currently, there is $1.65 billion aggregate principal amount of old notes outstanding and no exchange notes outstanding.

The form and terms of the exchange notes will be substantially identical to those of the respective old notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain contractual transfer restrictions, registration rights and certain liquidated damage provisions applicable to the old notes prior to consummation of the exchange offer.

Expiration Date ................... The exchange offer will expire at 5:00 p.m., New York City time, on June 3, 2005, unless extended, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

Withdrawal ...................... You may withdraw the tender of your old notes at any time prior to the expiration date of the exchange offer. See "The Exchange Offer— Withdrawal Rights."

Conditions to the Exchange Offer ...... The exchange offer is subject to customary conditions which we may waive. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. See "The Exchange Offer—Conditions to the Exchange Offer."

Procedures for Tendering Old Notes .... If you are a holder of old notes who wishes to accept the exchange offer, you must:

- properly complete, sign and date the accompanying letter of transmittal (including any documents required by the letter of transmittal), or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your old notes, to the exchange agent at the address set forth under "The Exchange Offer—Exchange Agent"; or

- arrange for The Depository Trust Company to transmit certain required information, including an agent's message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

By tendering your old notes in either manner, you will be representing, among other things, that:

- you are acquiring the exchange notes issued to you in the exchange offer in the ordinary course of your business;

- you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued to you in the exchange offer; and

- you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

See "The Exchange Offer—Procedures for Tendering Old Notes."

Special Procedures for Beneficial Owners . . . . . . . . . . . . . . . . . . . . . . . If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned old notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender the old notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See "The Exchange Offer—Procedures for Tendering Old Notes."

Guaranteed Delivery Procedures . . . . . . . If you wish to tender your old notes, but:

- your old notes are not immediately available; or

- you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date; or

- the procedures for book-entry transfer of your old notes cannot be completed prior to the expiration date;

you may tender your old notes pursuant to the guaranteed delivery procedures set forth in this prospectus and the letter of transmittal. See "The Exchange Offer—Guaranteed Delivery Procedures."

| | |
|---|---|
| Acceptance of Old Notes for Exchange and Delivery of Exchange Notes . . . . . | Upon effectiveness of the registration statement of which this prospectus is a part and commencement of the exchange offer, we will accept any and all old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See "The Exchange Offer—Acceptance of Old Notes For Exchange and Delivery of Exchange Notes." |
| Certain Federal Income Tax Considerations . . . . . . . . . . . . . . . . . . | The exchange of exchange notes for old notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. See "Certain Federal Income Tax Considerations." |
| Use of Proceeds . . . . . . . . . . . . . . . . . . . | We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. |
| Fees and Expenses . . . . . . . . . . . . . . . . | We will pay all expenses incident to the consummation of the exchange offer and compliance with the registration rights agreement. We will also pay certain transfer taxes applicable to the exchange offer. See "The Exchange Offer—Fees and Expenses." |
| Termination of Certain Rights . . . . . . . . | The old notes were issued and sold in a private offering to Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Banc of America Securities LLC, Wachovia Capital Markets, LLC, BNP Paribas Securities Corp., ING Financial Markets LLC, Morgan Stanley & Co. Incorporated, Calyon Securities (USA) Inc., Mitsubishi Securities International plc and Robert Van Securities, Inc., as the initial purchasers, on December 3, 2004. In connection with that sale, we executed and delivered a registration rights agreement for the benefit of the noteholders. |
| | Pursuant to the registration rights agreement, holders of old notes: (i) have rights to receive liquidated damages in certain instances; and (ii) have certain rights intended for the holders of unregistered securities. Holders of exchange notes will not be, and upon consummation of the exchange offer, holders of old notes will no longer be, entitled to the right to receive liquidated damages in certain instances, as well as certain other rights under the registration rights agreement for holders of unregistered securities. See "The Exchange Offer." |
| Resale of Exchange Notes . . . . . . . . . . . . | We believe, based on an interpretation by the staff of the SEC contained in no-action letters issued to third parties in other transactions, that you may offer to sell, sell or otherwise transfer the exchange notes issued to you in this exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act; provided that, |

- you are acquiring the exchange notes issued to you in the exchange offer in the ordinary course of your business;

- you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued to you in the exchange offer; and

- you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

If you are a broker-dealer and you receive exchange notes for your own account in exchange for old notes that you acquired for your own account as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus if you decide to resell your exchange notes. See "Plan of Distribution."

Consequences of Failure to Exchange .. If you do not tender your old notes or if you tender your old notes improperly, you will continue to be subject to the restrictions on transfer of your old notes as contained in the legend on the old notes. In general, you may not sell or offer to sell the old notes, except pursuant to a registration statement under the Securities Act or any exemption from registration thereunder and in compliance with all applicable state securities laws. See "The Exchange Offer—Consequences of Failure to Exchange."

Exchange Agent ................... The Bank of New York Trust Company, N.A., is the exchange agent for the exchange offer.


**The Exchange Notes**


*The form and term of the exchange notes will be substantially identical to those of the respective old notes except that the exchange notes will not be subject to certain transfer restrictions, registration rights and certain liquidated damage provisions applicable to the old notes prior to the consummation of the exchange offer.*

| | |
|---|---|
| Issuer . . . . . . . . . . . . . . . . . . . . . . . . . . . | The Clorox Company<br>1221 Broadway<br>Oakland, California 94612<br>(510) 271-7000 |
| Exchange Notes Offered . . . . . . . . . . . . . | Up to $500,000,000 aggregate principal amount of Floating Rate Senior Notes due December 14, 2007 |
| | Up to $575,000,000 aggregate principal amount of 4.20% Senior Notes due January 15, 2010 |
| | Up to $575,000,000 aggregate principal amount of 5.00% Senior Notes due January 15, 2015 |

| | | |
|---|---|---|
| Maturity . . . . . . . . . . . . . . . . . . . . . . . . . | *2007 exchange notes* . . . . . . | December 14, 2007 |
| | *2010 exchange notes* . . . . . . | January 15, 2010 |
| | *2015 exchange notes* . . . . . . | January 15, 2015 |
| Interest Rate and Payment Dates . . . . . . . | *2007 exchange notes* . . . . . . | Three-month LIBOR plus 0.125%, payable quarterly on March 14, June 14, September 14 and December 14, beginning on June 14, 2005 |
| | *2010 exchange notes* . . . . . . | 4.20%, payable July 15 and January 15 of each year, beginning on July 15, 2005 |
| | *2015 exchange notes* . . . . . . | 5.00%, payable July 15 and January 15 of each year, beginning on July 15, 2005 |

| | |
|---|---|
| Absence of Guarantees . . . . . . . . . . . . . . | The exchange notes will not be guaranteed. |
| Ranking . . . . . . . . . . . . . . . . . . . . . . . . . | The exchange notes will be our general unsecured senior obligations and will rank equal with our existing and future senior debt and senior to all of our existing and future subordinated debt. The exchange notes will be effectively subordinated to any secured debt, to the extent of the collateral securing such indebtedness. |
| | As of December 31, 2004, we had $2.1 billion of senior debt and no outstanding borrowings under our $1.3 billion revolving credit facility. See "Capitalization." |
| Redemption . . . . . . . . . . . . . . . . . . . . . . | The 2010 exchange notes and the 2015 exchange notes are redeemable at any time prior to maturity at a price equal to par plus a make-whole premium described under "Description of Notes—Optional Redemption." |


9


| | |
|---|---|
| Certain Indenture Provisions . . . . . . . . . . | The indenture governing the exchange notes contains covenants limiting our (and our restricted subsidiaries') ability to incur secured debt and enter into sale-leaseback transactions. These covenants are subject to a number of important limitations and exceptions. |
| Use of Proceeds . . . . . . . . . . . . . . . . . . . | We will not receive any cash proceeds from the issuance of the exchange notes. |
| No Public Market . . . . . . . . . . . . . . . . . | The exchange notes are a new issue of securities and will not be listed on any securities exchange or included on any automated quotation system. The initial purchasers have advised us that they currently intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and any market-making activities that the initial purchasers do engage in may be discontinued at any time without notice. |
| Risk Factors . . . . . . . . . . . . . . . . . . . . . . | See the section entitled "Risk Factors" for a description of certain of the risks you should consider before participating in the exchange offer, including factors affecting forward-looking statements. |

# RISK FACTORS

*Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, results of operations or financial condition could suffer. You should carefully consider the following risk factors and all other information contained in this prospectus before participating in the exchange offer.*

## Risks Related to Our Company

### Volume growth may be difficult to achieve.

A large percentage of our revenues come from mature markets that are subject to increased competition. If we are unable to increase market share in existing product lines or develop or acquire and successfully launch new products, we may not achieve our growth objectives.

### Operating results and net earnings may not meet our expectations.

We cannot be sure that our operating results and net earnings will meet our expectations. If our assumptions and estimates are incorrect or do not come to fruition, or if we do not achieve all of our key goals, then our actual performance could vary materially from our expectations. Our operating results and net earnings may be influenced by a number of factors, including the following:

- the introduction of new products and line extensions by us or our competitors;

- the mix of products with varying profitability sold in a given quarter;

- our ability to control our internal costs;

- the effectiveness of our advertising, marketing and promotional programs;

- changes in product pricing policies by us or our competitors;

- our ability to maintain and enhance profit margins in the face of a consolidating retail environment;

- our ability to achieve business plans, including volume growth and pricing plans, as a result of high levels of competitive activity;

- our ability to maintain key customer relationships;

- our potential inability to generate expected cost savings and efficiencies from our new enterprise resource planning and customer relationship data processing systems;

- our potential inability to generate expected cost savings and efficiencies from restructuring our supply chain;

- the ability of major customers and other debtors to meet their obligations as they come due;

- the failure of parties contracting with us to perform their obligations and the loss of or inability to renew contracts of importance to our performance;

- our ability to successfully manage regulatory, tax and legal matters, including resolution of pending matters within current estimates;

- changes to cash flow resulting from tax payments, tax settlements and share repurchases;

- expenses for impairment and obsolescence of property, plant and equipment in excess of projections;

- expenses for impairment of goodwill, trademarks and other intangible assets and equity investments in excess of projections;

- charges resulting from any restructuring that our management may, from time to time, choose to undertake;

- the purchase by P&G on January 5, 2005, of an additional 10% interest in the profits, losses and cash flow of Glad, with the resultant increase in our net Terminal Obligation liability by $133 million, reflecting the additional fair value of our contractual requirement to purchase P&G's interest at the termination of the JV Agreement (See "Summary—Recent Developments—Exercise of Option by Procter & Gamble");

- significant increases in the costs of key raw materials including but not limited to energy, resin, corrugated boxes and cartons, chlorine, soy bean oil, caustic soda and other miscellaneous chemicals;

- changes in accounting policies;

- significant increases in interest rates, employee benefit costs, or insurance costs;

- our ability to attract and retain qualified personnel;

- the impact of environmental remediation costs;

- the impact of currency devaluations and fluctuations (in particular, but not limited to, the Venezuelan Bolivar); and

- the impact of general economic conditions in the United States and in other countries in which we currently do business.

In addition, sales volume growth, whether due to acquisitions or to internal growth, can place burdens on our management resources and financial controls that, in turn, can have a negative impact on operating results and net earnings. To some extent, we set our expense levels in anticipation of future revenues. If actual revenue falls short of our expectations, operating results and net earnings are likely to be adversely affected.

**Operations outside the United States expose us to uncertain conditions in international markets.**

Our sales outside the United States were 15 percent of net sales in fiscal year 2004 and 18 percent of net sales as of the three months ended December 31, 2004. We have and will continue to face substantial risks associated with having foreign operations, including:

- economic or political instability in our international markets; and

- fluctuations in foreign currency exchange rates that may make our products more expensive in our international markets or negatively impact sales or earnings.

Refer to the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Position and Liquidity—South America Economic and Political Conditions" and "—Market-Sensitive Derivatives and Financial Instruments" included in our Form 10-K for the year ended June 30, 2004, incorporated herein by reference.

As a result of these factors we took substantial impairment charges related to our international operations in fiscal years 2003 and 2002 and, due to uncertainties and possible deterioration in the overseas markets, we may have to take additional charges in the future. In addition, these risks could have a significant impact on our ability to sell our products on a timely and competitive basis in international markets and may have a material adverse effect on our results of operations or financial position. Our small volume in some countries, relative to some multinational and local competitors, could exacerbate such risks. Also, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations, credit risk of local customers and distributors and potentially adverse tax consequences.

**The share exchange with Henkel could result in significant tax liability.**

At the time of our share exchange with Henkel, we received an opinion from our special tax counsel to the effect that, among other things, the share exchange should qualify as a tax-free distribution under Section 355 of the Code, and that we should recognize no gain or loss upon the distribution of our subsidiary's stock to Henkel for U.S. federal income tax purposes. In addition, at the time of share exchange, Henkel received an opinion from its special tax counsel to the effect that, among other things, the share exchange of the subsidiary's stock to Henkel should qualify as a tax-free distribution under Section 355 of the Code for U.S. federal income tax purposes. These opinions are based in part upon various factual representations that Henkel and we have made. We are not aware of any facts or circumstances that would cause such representations to be untrue or incomplete in any material respect. However, even though such factual representations upon which the opinions were based were true and complete in all material respects, we cannot provide you with assurance that the share exchange will qualify for tax-free treatment to us or to Henkel. We have not applied for an advance tax ruling from the Internal Revenue Service, or the IRS, with respect to the U.S. federal income tax consequences of the share exchange. Opinions of counsel are not binding on the IRS, and the conclusions expressed in the opinions could be challenged by the IRS.

If the share exchange does not qualify for tax-free treatment for U.S. federal income tax purposes under Section 355 of the Code, then, in general, we would be subject to tax as if we had sold the common stock of our subsidiary in a taxable sale for its fair market value. Henkel would be subject to tax as if it had sold the Clorox stock that it exchanged in a taxable sale for the value of the stock of the subsidiary it acquired in the exchange. It is expected that the amount of any such taxes to Henkel and to us would be substantial. Although certain of the taxes described above would be imposed on Henkel, we would in certain circumstances be liable for all or a portion of such taxes. See "—If the share exchange with Henkel is treated as a taxable transaction, and we are required to indemnify Henkel for certain tax liabilities pursuant to our tax matters agreement, it could materially affect our liquidity."

Even if the share exchange is tax-free to Henkel under Section 355 of the Code, it will be taxable to us if Section 355(e) of the Code applies to the share exchange. Section 355(e) of the Code will apply if 50% or more of our stock or our former subsidiary's stock, by vote or value, is acquired by one or more persons, acting pursuant to a plan or a series of related transactions that includes the share exchange. We cannot provide you assurance that Section 355(e) of the Code will not apply to the share exchange. Risk of the applicability of Section 355(e) of the Code may also discourage, delay or prevent a merger, change of control, or other strategic or capital raising transaction involving our outstanding equity or issuance of new equity.

**If the share exchange with Henkel is treated as a taxable transaction, and we are required to indemnify Henkel for certain tax liabilities pursuant to our tax matters agreement, it could materially affect our liquidity.**

In general, pursuant to the tax matters agreement that we entered into with Henkel in connection with the share exchange, we have agreed to be responsible for any taxes, including the taxes of Henkel, that result from certain of our actions or that result from our breach of a representation or a covenant that we have given in connection with the tax opinion delivered to us by our special tax counsel and the tax opinion delivered to Henkel by its special tax counsel, described above, in a manner that causes the share exchange to fail to qualify for tax-free treatment under Section 355 of the Code or from the application of Section 355(e) of the Code. Henkel has agreed to similar obligations in the tax matters agreement. Our indemnification obligations to Henkel are not limited in amount or subject to any cap. If we are required to indemnify Henkel under the circumstances set forth in the tax matters agreement, we may be subject to substantial liabilities that may materially affect our liquidity and, therefore, our ability to service the notes.

**Resolutions of tax disputes may impact our earnings and cash flow.**

Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish accruals for certain tax contingencies when, despite the belief that our tax return positions are fully supported, we believe that certain positions will be challenged and that our positions may not be fully sustained. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law development and emerging legislation. Our effective tax rate includes the impact of tax contingency accruals and changes to the accruals, including related interest and penalties, as considered appropriate by our management. When particular matters arise, a number of years may elapse before such matters are audited and finally resolved. Favorable resolution of such matters could be recognized as a reduction to our effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate. Any resolution of a tax issue may require the use of cash in the year of resolution. For additional information, refer to the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Position and Liquidity—Contingencies" included in our Form 10-K for the year ended June 30, 2004, incorporated herein by reference.

**Identification of good acquisition candidates may be difficult and integration and management of acquisitions may not be successful.**

One of the elements of our growth plan is to look at the possibility of increasing our sales volumes, earnings and the markets we serve through acquisitions of, or joint ventures with, other businesses in the United States and internationally. There can be no assurance that we will be able to identify, acquire or profitably manage additional companies or operations or that we will be able successfully to integrate future acquisitions into our operations or to identify, negotiate and manage joint venture opportunities. In addition, there can be no assurance that companies or operations acquired or joint ventures created will be profitable at their inception or that they will achieve sales levels and profitability that justify the investments made.

**Financial performance depends on continuous and successful new product introductions.**

In most categories in which we compete, there are frequent introductions of new products and line extensions. An important factor in our future performance will be our ability to identify emerging consumer and technological trends and to maintain and improve the competitiveness of our products. We cannot be sure that we will successfully achieve those goals. Continued product development and marketing efforts have inherent risks, including development delays, the failure of new products and line extensions to achieve anticipated levels of market acceptance and the cost of failed product introductions.

**Government regulations could impose material costs.**

Generally, the manufacture, packaging, labeling, storage, and distribution of our products and the conduct of our business operations must all comply with extensive federal, state and foreign laws and regulations. For example, in the United States, many of our products are regulated by the Environmental Protection Agency, the Food and Drug Administration and the Consumer Product Safety Commission. Most states have agencies that regulate in parallel to these federal agencies. The failure to comply with applicable laws and regulations in these or other areas could subject us to civil remedies, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business. Loss of or failure to obtain necessary permits and registrations could delay or prevent us from meeting current product demand, introducing new products, building new facilities or acquiring new businesses and could adversely affect operating results, particularly with respect to our charcoal business. It is possible that the government will increase regulation of the transportation, storage or use of certain chemicals to enhance homeland security or protect the environment and that such regulation could negatively impact raw material supply or costs.

**Environmental matters create potential liability risks.**

We must comply with various environmental laws and regulations in the jurisdictions in which we operate, including those relating to air emissions, water discharges, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. We handle hazardous chemicals at our plant sites. A release of such chemicals due to accident or an intentional act could result in substantial liability to governmental authorities or to third parties. We have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with environmental laws and regulations and in providing physical security for our worldwide operations. We are currently involved in or have potential liability with respect to the remediation of past contamination in the operation of some of our presently and formerly owned and leased facilities. In addition, some of our present and former facilities have been or had been in operation for many years and, over that time, some of these facilities may have used substances or generated and disposed of wastes that are or may be considered hazardous. It is possible that those sites, as well as disposal sites owned by third parties to which we have sent waste, may in the future be identified and become the subject of remediation. It is possible that we could become subject to additional environmental liabilities in the future that could result in a material adverse effect on our results of operations or financial condition.

**Failure to maximize or to successfully assert our intellectual property rights could impact our competitiveness.**

We rely on trademark, trade secret, patent and copyright laws to protect our intellectual property rights. We cannot be sure that these intellectual property rights will be maximized or that they can be successfully asserted. There is a risk that we will not be able to obtain and perfect our own or, where appropriate, license intellectual property rights necessary to support new product introductions. We cannot be sure that these rights, if obtained, will not be invalidated, circumvented or challenged in the future. In addition, even if such rights are obtained in the United States, the laws of some of the other countries in which our products are or may be sold do not protect our intellectual property rights to the same extent as the laws of the United States. The failure to perfect or successfully assert our intellectual property rights could make us less competitive and could have a material adverse effect on our business, operating results and financial condition.

**If we are found to have infringed the intellectual property rights of others it could impact our competitiveness.**

It is possible that we will be found to have violated the trademark, trade secret, copyright, patent or other intellectual property rights of others. Such a finding could result in the need to cease use of a trademark, trade secret, copyrighted work or patented invention in our business and to pay a substantial amount for past infringement. It could also be necessary to pay a substantial amount in the future if the rights holder is willing to permit us to continue to use the intellectual property right. Either having to cease use or pay such amounts could make us less competitive and could have a material adverse impact on our business, operating results and financial condition.

**Volatility in the insurance market may result in additional costs and reduced coverage.**

We will seek to renew or replace various contracts for insurance coverage during the year. Such contracts could be more expensive, less protective or even unavailable. In such a case we may decide to self-insure more, thereby undertaking additional risks.

<center>**Risks Related to Our Indebtedness**</center>

**Our substantial indebtedness could adversely affect our operations and financial results and prevent us from fulfilling our obligations under these notes.**

We have now, and after the exchange offer will continue to have, a significant amount of indebtedness. As of December 31, 2004, we had approximately $2.1 billion of long-term debt, and stockholders' deficit of approximately $457 million.

Our substantial indebtedness could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to these notes;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund working capital, capital expenditures, expansion efforts and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a competitive disadvantage compared to our competitors that have less debt; and

- limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. Failure to comply with these covenants could result in an event of default that, if not cured or waived, could have a significant adverse effect on us.

**To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.**

Our ability to make payments on and to refinance our indebtedness, including the exchange notes, and to fund planned capital expenditures and expansion efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

**We may still be able to incur substantially more debt, which could further exacerbate the risks described above.**

We may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the exchange notes do not fully prohibit us from doing so. As of December 31, 2004, approximately $1.3 billion was available to borrow under our $1.3 billion revolving credit facility. If new debt is added to our current debt levels, the related risks that we now face could intensify.

<center>**Risks Related to the Exchange Offer**</center>

**The exchange notes will be unsecured and structurally subordinated to future liabilities of our subsidiaries.**

The exchange notes are not guaranteed by any of our subsidiaries. As a result, liabilities, including indebtedness or guarantees of indebtedness, of each of our subsidiaries will rank effectively senior to the indebtedness represented by the exchange notes, to the extent of such subsidiary's assets. As of December 31, 2004, we had no material subsidiary liabilities, other than trade payables, and we have no present intention to incur significant amounts of subsidiary liabilities, other than trade payables, in the future. However, the indenture

<center>16</center>

governing the exchange notes does not restrict the future incurrence of liabilities, including indebtedness or guarantees of indebtedness, by our subsidiaries.

**The exchange notes will be effectively subordinated to our future secured indebtedness.**

The exchange notes are not secured by any of our assets. As a result, our secured indebtedness will rank effectively senior to the indebtedness represented by the exchange notes, to the extent of the value of the assets securing such indebtedness. As of December 31, 2004, we had no material secured indebtedness effectively ranking senior to the exchange notes and we have no present intention to incur significant amounts of secured indebtedness in the future. The indenture governing the exchange notes permits us to incur certain secured indebtedness in the future, including, but not limited to, secured indebtedness up to the greater of (i) $300 million or (ii) 15% of our consolidated net tangible assets (as defined in the indenture governing the exchange notes). See "Description of Exchange Notes—Restrictive Covenants—Limitations on Secured Debt."

**An active trading market may not develop for the old notes or the exchange notes.**

We are offering the exchange notes to the holders of the old notes. The old notes were sold in December 2004 to a small number of qualified institutional buyers in the United States and to investors outside of the United States under Regulation S. To the extent that the old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes will be adversely affected. We cannot assure you that the market will provide liquidity for you if you want to sell your old notes. The liquidity of the trading market in the old notes and the exchange notes, and the market price quoted for the old notes and the exchange notes, may be adversely affected by:

- changes in the overall market for debt securities;

- changes in our financial performance or prospects;

- the prospects for companies in our industry generally;

- the number of holders of the notes;

- the interest of securities dealers in making a market for the notes; and

- prevailing interest rates.

As a result, you cannot be sure that an active trading market will develop for the old notes or the exchange notes.

The exchange notes are new securities for which there is currently no market. We cannot assure you as to the liquidity of the markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The initial purchasers have advised us that they currently intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and any market-making activities that the initial purchasers do engage in may be discontinued at any time without notice.

**Restrictions on exchange offer.**

Issuance of exchange notes in exchange for old notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal, or an agent's message in lieu thereof, including all other documents required by such letter of transmittal. Therefore, holders of old notes desiring to tender such old notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. We and the exchange agent are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "The Exchange Offer—Resale of Exchange Notes" and "Plan of Distribution."

**Consequences of failure to exchange.**

Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected. See "The Exchange Offer— Consequences of Failure to Exchange."

## USE OF PROCEEDS

We will not receive any proceeds from the exchange of the exchange notes for the old notes pursuant to the exchange offer.

We used the full amount of net proceeds from the offering of the old notes, which was approximately $1.64 billion after deducting selling and offering expenses, to repay a portion of the $2.1 billion outstanding under our commercial paper program, which we borrowed to finance the cash contribution we made in connection with our share exchange with Henkel.

# CAPITALIZATION

The following table sets forth our cash and short term borrowing position and consolidated capitalization as of December 31, 2004 on an as reported basis:

|  | As of December 31, 2004 |
| --- | --- |
|  | (In millions) |
| Cash and cash equivalents | $ 300 |
| Notes and loans payable(1) | $ 545 |
| Long-term debt(2): |  |
|     6.125% senior notes due February 2011, including premiums | $ 319 |
|     7.25% senior notes due March 2007 | 150 |
|     Foreign bank loans | 3 |
|     Floating rate senior notes due December 2007 | 500 |
|     4.20% senior notes due January 2010, including premiums | 577 |
|     5.00% senior notes due January 2015 | 575 |
|         Total long-term debt | $2,124 |
| Stockholders' deficit | (457) |
| Total capitalization | $1,667 |

(1) As of December 31, 2004, the notes and loan payable balance includes $541 million of short term, U.S. dollar-denominated notes issued under our existing commercial paper program.

(2) We entered into a new $1.3 billion revolving credit facility on December 7, 2004. See "Summary—Recent Developments—Financing for the Henkel Share Exchange" and "Description of Other Indebtedness—Revolving Credit Facility."

**SELECTED CONSOLIDATED FINANCIAL DATA**

We have derived the selected consolidated financial data presented below as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002 from our audited consolidated financial statements included in our Current Report on Form 8-K filed on March 3, 2005, which were issued to reflect the reclassification of our discontinued operations and are incorporated by reference into this prospectus. The unaudited selected consolidated financial data presented below as of June 30, 2002, 2001 and 2000 and for the years ended June 30, 2001 and 2000 have been derived from our audited consolidated financial statements not contained herein or incorporated by reference (which unaudited selected consolidated financial data has been adjusted to reflect the reclassification of our discontinued operations). The unaudited selected consolidated financial data presented below for the three month and six month periods ended December 31, 2004 and 2003 have been derived from our unaudited condensed consolidated financial statements included in our Form 10-Q filed with the SEC on February 9, 2005, are incorporated by reference into this prospectus and include all adjustments, consisting of normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of our results of operations for such periods. Operating results for the periods presented below are not necessarily indicative of the results that may be expected for future years. The selected data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and the notes thereto incorporated by reference into this prospectus. The discontinued operations referenced above and reflected in the table below relate to certain businesses that we transferred to Henkel in connection with the share exchange with Henkel. For more information, please see "Summary—Recent Developments—the Share Exchange with Henkel."

| | As of and for the three months ended December 31, | | As of and for the six months ended December 31, | | As of and for the year ended June 30, | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (in millions, except per share data) | | | | | | | | |
| **OPERATIONS DATA** | | | | | | | | | |
| Net sales | $1,000 | $920 | $2,048 | $1,926 | $4,162 | $3,986 | $3,859 | $3,697 | $3,788 |
| Cost of products sold | 569 | 527 | 1,160 | 1,104 | 2,331 | 2,171 | 2,222 | 2,228 | 2,162 |
| Gross profit | 431 | 393 | 888 | 822 | 1,831 | 1,815 | 1,637 | 1,469 | 1,626 |
| Selling and administrative expense | 134 | 127 | 264 | 246 | 543 | 523 | 516 | 472 | 500 |
| Advertising costs | 92 | 87 | 197 | 191 | 420 | 446 | 381 | 336 | 347 |
| Research and development costs | 21 | 20 | 42 | 39 | 84 | 75 | 64 | 67 | 60 |
| Restructuring and asset impairment | 2 | — | 32 | — | 11 | 33 | 184 | 59 | 36 |
| Interest expense | 17 | 7 | 25 | 13 | 30 | 28 | 38 | 88 | 98 |
| Other (income) expense: | | | | | | | | | |
| Equity investment in Henkel Iberica, S.A. | (22) | (2) | (25) | (5) | (11) | (2) | (9) | (9) | (10) |
| Other, net | (7) | — | (8) | 6 | 2 | (6) | (14) | 55 | 42 |
| Earnings from continuing operations before income taxes | 194 | 154 | 361 | 332 | 752 | 718 | 477 | 401 | 553 |
| Income taxes on continuing operations | 60 | 53 | 118 | 116 | 262 | 257 | 173 | 124 | 194 |
| Reversal of deferred taxes from equity investment in Henkel Iberica, S.A. | (2) | — | (2) | — | — | — | — | — | — |
| Earnings from continuing operations | 136 | 101 | 245 | 216 | 490 | 461 | 304 | 277 | 359 |
| Discontinued operations: | | | | | | | | | |
| Gain on exchange | 550 | — | 550 | — | — | — | — | — | — |
| Earnings from exchanged businesses | 11 | 16 | 33 | 39 | 87 | 84 | 84 | 78 | 66 |
| Reversal of deferred taxes from exchanged business | 6 | — | 6 | — | — | — | — | — | — |
| Losses from Brazil operations | — | (3) | — | (5) | (4) | (26) | (63) | (3) | (9) |
| Income tax expense on discontinued operations | (4) | (5) | (12) | (12) | (24) | (26) | (3) | (27) | (22) |
| Earnings from discontinued operations | 563 | 8 | 577 | 22 | 59 | 32 | 18 | 48 | 35 |
| Cumulative effect of change in accounting principle | — | — | — | — | — | — | — | (2) | — |
| Net earnings | $ 699 | $109 | $ 822 | $ 238 | $ 549 | $ 493 | $ 322 | $ 323 | $ 394 |
| Change in net sales | 9% | 2% | 6% | 1% | 4% | 3% | 4% | (2)% | 3% |
| Change in net earnings | 541% | 24% | 245% | 2% | 11% | 53% | — | (18)% | 60% |

| | As of and for the three months ended December 31, | | As of and for the six months ended December 31, | | As of and for the year ended June 30, | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** | **2004** | **2003** | **2002** | **2001** | **2000** |
| | | | | (in millions, except per share data) | | | | | |
| **COMMON STOCK** | | | | | | | | | |
| Weighted average shares outstanding (in thousands): | | | | | | | | | |
| Basic ................ | 187,310 | 210,500 | 200,107 | 211,577 | 211,683 | 218,174 | 231,849 | 236,149 | 236,108 |
| Diluted ............... | 189,806 | 212,959 | 202,555 | 213,924 | 214,371 | 220,692 | 234,704 | 239,483 | 239,614 |
| Earnings (losses) per common share: | | | | | | | | | |
| Basic | | | | | | | | | |
| Continuing operations ...... | $ 0.73 | $ 0.48 | $ 1.22 | $ 1.03 | $ 2.31 | $ 2.11 | $ 1.31 | $ 1.18 | $ 1.52 |
| Discontinued operations .... | 3.00 | 0.04 | 2.89 | 0.10 | 0.28 | 0.15 | 0.08 | 0.20 | 0.15 |
| Cumulative effect of a change in accounting principle .............. | — | — | — | — | — | — | — | (0.01) | — |
| Basic net earnings per common share .......... | $ 3.73 | $ 0.52 | $ 4.11 | $ 1.13 | $ 2.59 | $ 2.26 | $ 1.39 | $ 1.37 | $ 1.67 |
| Diluted | | | | | | | | | |
| Continuing operations ...... | $ 0.72 | $ 0.47 | $ 1.21 | $ 1.01 | $ 2.28 | $ 2.08 | $ 1.29 | $ 1.16 | $ 1.50 |
| Discontinued operations .... | 2.96 | 0.04 | 2.85 | 0.10 | $ 0.28 | $ 0.15 | $ 0.08 | $ 0.20 | $ 0.14 |
| Cumulative effect of a change in accounting principle .............. | — | — | — | — | — | — | — | (0.01) | — |
| Diluted net earnings per common share .......... | $ 3.68 | $ 0.51 | $ 4.06 | $ 1.11 | $ 2.56 | $ 2.23 | $ 1.37 | $ 1.35 | $ 1.64 |
| Dividends per common share ................ | $ 0.27 | $ 0.27 | $ 0.54 | $ 0.54 | $ 1.08 | $ 0.88 | $ 0.84 | $ 0.84 | $ 0.80 |
| Stockholders' (deficit) equity per common share at end of period .............. | $ (2.98) | $ 5.64 | $ (2.98) | $ 5.64 | $ 7.23 | $ 5.69 | $ 6.13 | $ 8.17 | $ 7.73 |
| **OTHER DATA** | | | | | | | | | |
| Property, plant and equipment, net .......... | $ 991 | $ 1,069 | $ 991 | $ 1,069 | $ 1,052 | $ 1,072 | $ 992 | $ 1,036 | $ 1,070 |
| Capital expenditures ....... | 31 | 43 | 58 | 82 | 170 | 203 | 174 | 190 | 154 |
| Long-term debt ........... | 2,124 | 475 | 2,124 | 475 | 475 | 495 | 678 | 685 | 590 |
| Total assets ............. | 3,710 | 3,597 | 3,710 | 3,597 | 3,834 | 3,652 | 3,524 | 4,028 | 4,377 |
| Stockholders' (deficit) equity ................. | (457) | 1,185 | (457) | 1,185 | 1,540 | 1,215 | 1,366 | 1,933 | 1,819 |
| Return on net sales(1) ...... | 70% | 12% | 40% | 12% | 13% | 12% | 8% | 9% | 10% |
| Return on average stockholders' equity(2) ... | 66% | 9% | 78% | 19% | 43% | 38% | 19% | 18% | 23% |
| Ratio of earnings to fixed charges(3) ............. | 12x | 19x | 14x | 22x | 22x | 22x | 12x | 5x | 6x |

(1) Return on net sales is calculated by dividing net earnings by net sales.
(2) Return on average stockholders' equity is calculated by dividing net earnings by the average of the ending balances of the last five quarters of stockholders' equity.
(3) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, amortization of capitalized interest, dividends from investees and fixed charges, less capitalized interest and undistributed income of equity investees. Fixed charges include interest expense, capitalized interest and a portion of rental expense attributable to interest.

## DESCRIPTION OF OTHER INDEBTEDNESS

*The following is a summary of provisions relating to our outstanding material indebtedness, other than the old notes. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.*

**Revolving Credit Facility**

On December 7, 2004 we entered into a $1.3 billion five-year revolving credit facility. Amounts that we borrow under the $1.3 billion revolving credit facility will mature in 2009.

We have the option to elect one of two methods for calculating the interest due on our borrowings under our $1.3 billion revolving credit facility. If we elect the base rate, our rate per annum will be equal to the higher of (i) Citibank, N.A.'s quoted base rate and (ii) the sum of one half of one percent plus the federal funds rate for the applicable day. If we elect the Euro-Dollar rate, our rate per annum will be equal to LIBOR plus an applicable margin that is determined based on the ratio of our total borrowings to the total commitments available to us under the $1.3 billion revolving credit facility. The $1.3 billion revolving credit facility contains a mechanism whereby we may elect to change the method of interest calculation under certain circumstances.

The $1.3 billion revolving credit facility provides for the issuance of letters of credit; *provided* that, immediately after a letter of credit is issued (x) the total outstanding amount shall not exceed the aggregate amount of the commitments and (y) the aggregate amount of the letter of credit liabilities of all banks shall not exceed $100 million, subject to other conditions and limitations set forth in the $1.3 billion revolving credit facility.

The $1.3 billion revolving credit facility contains certain covenants, including among others, a covenant that limits the ratio of consolidated debt that we can incur in relation to our consolidated EBITDA to 3.25:1 until June 30, 2006, and to 3.00:1 from July 1, 2006 until December 7, 2009 or such other date that the $1.3 billion revolving credit facility is terminated.

**6.125% Senior Notes Due February 2011**

In February 2001, we issued $300 million of senior notes that mature on February 1, 2011 and bear interest at a rate of 6.125% per year. Interest on the notes accrued from February 8, 2001 and is paid semi-annually on February 1 and August 1 of each year.

The 6.125% senior notes are our senior unsecured obligations, ranking equal in right of payment with all of our existing and future senior unsecured debt and senior to all subordinated debt. The 6.125% senior notes due 2011 will rank equally with the notes offered pursuant to this prospectus.

All or any portion of the 6.125% senior notes may be redeemed at our option at any time or from time to time. The redemption price for the 6.125% senior notes to be redeemed on any redemption date will be equal to the greater of the following amounts: (i) 100% of the principal amount of the notes being redeemed on the redemption date and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the treasury rate (as that term is defined in the indenture governing the 6.125% notes), plus 15 basis points, as determined by the reference treasury dealer, plus interest on the notes which has accrued and remains unpaid up to the redemption date.

Under the first supplemental indenture that governs the 6.125% senior notes, if we or any of our restricted subsidiaries incur debt that is secured by a principal property or stock or debt of a restricted subsidiary, we must secure the 6.125% notes at least equally and ratably with the secured debt, subject to certain exceptions. However, if the total amount of our secured debt and the present value of any remaining rent payments for certain sale and leaseback transactions involving a principal property would not exceed the greater of $300 million and 15% of our consolidated net tangible assets, this requirement does not apply. In addition, the first supplemental indenture contains limitations on the execution of a sale and leaseback transaction with respect to any principal property owned by us or our restricted subsidiaries.

We believe that we were in compliance with the covenants related to the 6.125% notes at December 31, 2004.

**7.25% Senior Notes Due March 2007**

Pursuant to our 1999 acquisition of First Brands Corporation, we assumed $150 million of First Brand Corporation's Series B 7.25% senior notes that mature on March 1, 2007 and bear interest at a rate of 7.25% per year. Interest on the Series B 7.25% senior notes is paid semi-annually on March 1 and September 1 of each year.

The Series B 7.25% senior notes are our senior unsecured obligations, ranking equal in right of payment with all of our existing and future senior unsecured debt and senior to all subordinated debt. The Series B 7.25% senior notes due 2007 will rank equally with the notes offered pursuant to this prospectus.

We may not redeem the Series B 7.25% senior notes prior to their maturity.

Under the indenture that governs the Series B 7.25% senior notes, if we or any of our restricted subsidiaries incur debt that is secured by a principal property or stock or debt of a restricted subsidiary, we must secure the Series B 7.25% senior notes at least equally and ratably with the secured debt, subject to certain exceptions. However, if the total amount of our secured debt and the present value of any remaining rent payments for certain sale and leaseback transactions involving a principal property would not exceed the greater of $100 million and 25% of our consolidated net tangible assets, this requirement does not apply. In addition, the indenture contains limitations on the execution of a sale and leaseback transaction with respect to any principal property owned by us or our restricted subsidiaries.

We believe that we were in compliance with the covenants related to the Series B 7.25% senior notes at December 31, 2004.

## THE EXCHANGE OFFER

*The following is a summary of the material provisions of the registration rights agreement, as it relates to the exchange offer, and does not purport to be complete. Reference is made to certain provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part.*

### Purpose of the Exchange Offer

The old notes were issued and sold in a private offering to Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Banc of America Securities LLC, Wachovia Capital Markets, LLC, BNP Paribas Securities Corp., ING Financial Markets LLC, Morgan Stanley & Co. Incorporated, Calyon Securities (USA) Inc., Mitsubishi Securities International plc and Robert Van Securities, Inc., as the initial purchasers, on December 3, 2004. The initial purchasers subsequently sold the old notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the old notes, we entered into a registration rights agreement with the initial purchasers on December 3, 2004. Pursuant to the registration rights agreement, we agreed that we would:

(1) cause to be filed, on or prior to March 3, 2005, an exchange offer registration statement with the SEC under the Securities Act concerning the exchange offer;

(2) use commercially reasonable efforts to:

  (a) cause such registration statement to be declared effective by the SEC on or prior to June 1, 2005;

  (b) commence and complete the exchange offer on or prior to 45 days after the registration statement is declared effective by the SEC;

  (c) hold the exchange offer open for at least 30 days; and

  (d) keep the registration statement effective for a period of 180 days after the expiration of the exchange offer, or such shorter period ending when all exchange notes held by broker-dealers are no longer owned by such broker-dealers, to ensure that this prospectus is available for resales of the exchange notes by broker-dealers.

We are making the exchange offer to satisfy certain of our obligations under the registration rights agreement. Other than pursuant to the registration rights agreement, we are not required to file any registration statement to register any outstanding old notes. Holders of old notes who do not tender their old notes or whose old notes are tendered but not accepted in the exchange offer must either register their old notes under the Securities Act, or rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their old notes. See "Risk Factors—Risk Related to this Exchange Offer—Consequences of failure to exchange."

### Resale of Exchange Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder other than any holder who is a broker-dealer, without further compliance with the registration and prospectus delivery requirements of the Securities Act; provided that,

- holders are acquiring the exchange notes issued in the exchange offer in the ordinary course of their business;

- holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued in the exchange offer; and

- holders are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

If you are a broker-dealer, an "affiliate" of ours, or have an arrangement or understanding with any person to participate in, a distribution of the exchange notes issued in the exchange offer, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, may be deemed an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. Each such broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such exchange notes. For more detailed information, see "Plan of Distribution."

In addition, to comply with the securities laws of various jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the exchange notes reasonably requests.

**Terms of the Exchange**

We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, up to:

- $500 million aggregate principal amount of our 2007 exchange notes for $500 million of our 2007 old notes;

- $575 million aggregate principal amount of 2010 exchange notes for $575 million of our 2010 old notes; and

- $575 million aggregate principal amount of our 2015 exchange notes for $575 million of our 2015 old notes.

Exchange notes may be issued in denominations of $2,000 and additional incremental multiples of $1,000. To be exchanged, an old note must be properly tendered and accepted. All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged for respective exchange notes issued on or promptly after the expiration date of the exchange offer. Currently, there is $1.65 billion aggregate principal amount of old notes outstanding and no exchange notes outstanding.

We will accept for exchange any and all old notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the expiration date. Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of the old notes being tendered for exchange. However, the exchange offer is subject to the terms and provisions of the registration rights agreement. See "—Conditions to the Exchange Offer."

The exchange notes will evidence the same indebtedness as the old notes and will be entitled to the benefits of the indenture. The form and terms of the exchange notes will be substantially identical to those of the respective old notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain transfer restrictions, registration rights and certain liquidated damage provisions applicable to the old notes. See "Description of Exchange Notes."

**Expiration Date; Extensions; Amendments**

The exchange offer will expire at 5:00 p.m. New York City time, on June 3, 2005, unless we, in our sole discretion, extend the exchange offer. The time and date, as it may be extended, is referred to herein as the "expiration date."

In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, including disclosure of the approximate number of old notes deposited to date, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

We expressly reserve the right at our sole discretion:

- to delay accepting the old notes;
- to extend the exchange offer;
- to terminate the exchange offer and not accept old notes not previously accepted if any of the conditions listed under "—Conditions to the Exchange Offer" are not satisfied or waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent; or
- to amend the terms of the exchange offer in any manner.

We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the exchange agent. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders of the old notes. We may also extend the exchange offer for a period of at least five business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during such five business day period.

**Conditions to the Exchange Offer**

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any old notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the old notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC or any action or proceeding has been instituted or threatened in any court or before any governmental agency with respect to the exchange offer, which, in our reasonable judgment, might impair our ability to proceed with the exchange offer or materially and adversely affect us. In addition, all conditions to the exchange offer, other than those subject to governmental approval, must be satisfied or waived before the expiration of the exchange offer.

If we determine in our reasonable discretion that any of these conditions are not satisfied, we may:

- refuse to accept any old notes and return all tendered old notes to you;
- extend the exchange offer and retain all old notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the old notes;
- waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes that have not been withdrawn; or
- amend the terms of the exchange offer in any manner.

If the waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver or amendment by means of a prospectus supplement that we will distribute to the registered holders of the old notes, and may extend the exchange offer for a period of at least five business days, depending on the significance of the waiver and the manner of disclosure to the registered holders of the old notes, if the exchange offer would otherwise expire during such five business day period.

The exchange offer is not conditioned upon any minimal principal amount of notes being tendered.

**Accrued Interest**

Interest on the 2007 exchange notes will accrue at a rate equal to three-month LIBOR plus 0.125% and is payable quarterly in arrears on March 14, June 14, September 14 and December 14, commencing on June 14, 2005. Interest on the 2010 exchange notes will accrue at a rate of 4.20% per annum and will be payable semi-annually in arrears on July 15 and January 15 each year, commencing on July 15, 2005. Interest on the 2015 exchange notes will accrue at a rate of 5.00% per annum and will be payable semi-annually in arrears on July 15 and January 15 each year, commencing on July 15, 2005. Interest on the exchange notes will accrue from the date of original issuance of the corresponding old notes or, if interest has already been paid on the corresponding old notes or the exchange notes, as the case may be, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the old notes accepted for exchange will cease to accrue on the day prior to the issuance of the exchange notes.

**Procedures for Tendering Old Notes**

Our acceptance of old notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus.

A holder of old notes may tender the old notes by:

(a) (i) properly completing and signing the letter of transmittal;

    (ii) properly completing any required signature guarantees;

    (iii) properly completing any other documents required by the letter of transmittal; and

    (iv) delivering all of the above, together with the certificate or certificates representing the old notes being tendered, to the exchange agent at its address set forth under "—Exchange Agent" on or prior to the expiration date; or

(b) complying with all the procedures for book-entry transfer described below; or

(c) complying with the guaranteed delivery procedures described below.

**THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF THE DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. HOLDERS SHOULD NOT SEND OLD NOTES OR LETTERS OF TRANSMITTAL TO US.**

The signature on the letter of transmittal need not be guaranteed if:

- tendered old notes are registered in the name of the signer of the letter of transmittal;

- the exchange notes to be issued in exchange for the respective old notes are to be issued in the name of the holder; and

- any untendered old notes are to be reissued in the name of the holder.

In any other case:

- the certificates representing the tendered old notes must be properly endorsed for transfer by the registered holder or be accompanied by a properly completed bond power from the registered holder or appropriate powers of attorney, in form satisfactory to us;

- the tendered old notes must be duly executed by the holder; and

- signatures on the endorsement, bond power or powers of attorney must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an "eligible institution" that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

If the exchange notes or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note registrar for the old notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

The exchange agent will make a request within one (1) business day after the date of receipt of this prospectus to establish accounts with respect to the old notes at The Depository Trust Company for the purpose of facilitating the exchange offer. We refer to The Depository Trust Company in this prospectus as "DTC" and the "book-entry transfer facility." Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer the old notes into the exchange agent's account with respect to the old notes in accordance with the book-entry transfer facility's procedures for the transfer. Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent's message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

The exchange agent and DTC have confirmed that the exchange offer is eligible for DTC's Automated Tender Offer Program, which we refer to as "ATOP." Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an agent's message.

The term "agent's message" means a message which:

- is transmitted by DTC;

- is received by the exchange agent and forms part of the book-entry transfer;

- states that DTC has received an express acknowledgment from a participant in DTC that is tendering old notes which are the subject of the book-entry transfer;

- states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

- states that we may enforce the agreement against the participant.

If you beneficially own the old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned old notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender the old notes on your behalf. The beneficial owner may also obtain and include with the letter of transmittal the old notes properly endorsed for transfer by the registered holder or accompanied by a properly completed bond power from the registered holder, with signatures on the endorsement or bond power guaranteed by an eligible institution. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and tendering the old notes, make appropriate arrangements to register ownership of the old notes in the beneficial owner's name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

By tendering, each registered holder of old notes will represent to us that, among other things:

- the exchange notes to be acquired in connection with the exchange offer by the holder and each beneficial owner of the old notes are being acquired by the holder and each beneficial owner in the ordinary course of business of the holder and each beneficial owner;

- the holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes;

- the holder and each beneficial owner acknowledge and agree that any person participating in the exchange offer for the purpose of distributing the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in no-action letters that are discussed herein under "—Resale of Exchange Notes";

- if the holder is a broker-dealer, such holder represents that it acquired the old notes as a result of market making or other trading activities, and that it will deliver a prospectus in connection with any resale of exchange notes acquired in the exchange offer;

- the holder and each beneficial owner understand that a secondary resale transaction should either be exempt under the applicable securities laws or be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the Commission;

- neither the holder nor any beneficial owner is an "affiliate," as defined under Rule 405 of the Securities Act, of ours;

- in connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the letter of transmittal; and

- it is a person to whom communications or offers of securities may be addressed without breach of the United Kingdom's Financial Services and Markets Act 2000, the Public Offers of Securities Regulations 1995 or any other applicable UK laws and regulations.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders of any old notes not properly tendered or not to accept any old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any old notes before the expiration date. However, in no event will we waive the eligibility of any holder that seeks to tender our notes in the exchange offer. All conditions to the exchange offer, other than those subject to governmental approval, must be satisfied or waived before the expiration of the exchange offer, and we may only terminate or amend the exchange offer if any of the conditions listed above under "—Conditions to the Exchange Offer" occur before the expiration of the Exchange Offer. In addition, if we choose to waive any condition to the exchange offer as to a particular holder, we will waive such condition for all holders.

The interpretation of the terms and conditions of the exchange offer including the letter of transmittal and the instructions contained in the letter of transmittal by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of us incur any liability for failure to give such notification.

**Guaranteed Delivery Procedures**

If you desire to tender your old notes, but:

- your old notes are not immediately available;

- you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date; or

- the procedures for book-entry transfer of your old notes cannot be completed prior to the expiration date;

you may effect a tender according to the guaranteed delivery procedures set forth in the letter of transmittal.

Pursuant to such procedures:

- your tender of old notes must be made by or through an eligible institution and you must properly complete and duly execute a notice of guaranteed delivery (as defined in the letter of transmittal);

- on or prior to the expiration date, the exchange agent must have received from you and the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number or numbers of the tendered old notes, and the principal amount of tendered old notes, stating that the tender is being made thereby and guaranteeing that, within three (3) business days after the date of delivery of the notice of guaranteed delivery, the tendered old notes, a duly executed letter of transmittal and any other required documents will be deposited by the eligible institution with the exchange agent; and

- such properly completed and executed documents required by the letter of transmittal and the tendered old notes in proper form for transfer (or confirmation of a book-entry transfer of such old notes into the exchange agent's account at DTC) must be received by the exchange agent within three (3) business days after the expiration date.

Any holder who wishes to tender their old notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange agent receives the notice of guaranteed delivery relating to such old notes prior to 5:00 p.m., New York City time, on the expiration date.

Unless old notes being tendered by the above-described method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed letter of transmittal, or a properly transmitted agent's message, accompanied by the old notes or a confirmation of book-entry transfer of the old notes into the exchange agent's account at the book-entry transfer facility is received by the exchange agent.

Issuances of exchange notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery will be made only against deposit of the letter of transmittal and any other required documents and the tendered old notes or a confirmation of book-entry and an agent's message.

**Withdrawal Rights**

Tenders of old notes may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission, with receipt confirmed by telephone, or letter must be received by the exchange agent at the address set forth in this prospectus prior to the expiration date. Any notice of withdrawal must:

- specify the name of the person having tendered the old notes to be withdrawn;

- identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

- specify the principal amount of old notes to be withdrawn;

- include a statement that the holder is withdrawing its election to have the old notes exchanged;

- be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the old notes into the name of the person withdrawing the tender; and

- specify the name in which any such old notes are to be registered, if different from that of the person who tendered the old notes.

The exchange agent will return the properly withdrawn old notes promptly following receipt of the notice of withdrawal. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us in our sole discretion and our determination will be final and binding on all parties.

Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the old notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time prior to the expiration date.

**Acceptance of Old Notes for Exchange and Delivery of Exchange Notes**

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly following the expiration date, any and all old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes, when, as, and if we have given oral or written notice thereof to the exchange agent.

In all cases, issuances of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of such old notes, a properly completed and duly executed letter of transmittal and all other required documents (or of confirmation of a book-entry transfer of such old notes into the exchange agent's account at DTC); *provided, however,* that we reserve the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer. If any tendered old notes are not accepted for any reason, such unaccepted old notes will be returned promptly without expense to the tendering holder thereof after the expiration or termination of the exchange offer.

**Exchange Agent**

The Bank of New York Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below:

**THE BANK OF NEW YORK TRUST COMPANY, N.A.**

***By Registered or Certified Mail, Overnight Delivery, or Hand Delivery:***
The Bank of New York Trust Company, N.A.
700 S. Flower Street, Ste. 500
Los Angeles, California 90017
Attention: Sandee' Parks, Vice President

***By Facsimile Transmission:***
(213) 630-6298

***Confirm by Telephone:***
(213) 630-6176

***For Additional Information:***
The Bank of New York Trust Company, N.A.
700 S. Flower Street, Ste. 500
Los Angeles, California 90017
(213) 630-6176
Attention: Sandee' Parks, Vice President

You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth in the letter of transmittal.

**DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH IN THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE SET FORTH IN THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.**

**Fees and Expenses**

Pursuant to the registration rights agreement, we are required to pay all expenses incident to the consummation of the exchange offer, including our compliance with the registration rights agreement, including without limitation:

- all registration, filing and review fees and expenses;
- all fees and expenses of compliance with state blue sky or securities laws;
- all expenses of preparation, production and printing (including printing certificates for the exchange notes to be issued in the exchange offer and printing of prospectuses);
- all messenger, delivery service and telephone expenses;
- all fees, disbursements and expenses of our counsel;
- all fees and disbursements of our independent registered public accountants;
- all fees and expenses of the trustee;

- internal expenses, including the salaries of employees engaged in legal and accounting functions; and

- all application and filing fees in connection with listing the exchange notes on a national securities exchange or automated quotation system pursuant to the requirements of the registration rights agreement.

We will pay all transfer taxes, if any, applicable to the exchange of the old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the old notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

### Accounting Treatment

The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize a gain or loss for accounting purposes.

### Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as described in the legend on the old notes. Old notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act.

Participation in the exchange offer is voluntary, and holders of old notes should carefully consider whether to participate. Holders of old notes are urged to consult their financial and tax advisors in making their own decision on what action to take. As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of old notes who do not tender their old notes in the exchange offer will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this exchange offer. All untendered old notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered old notes could be adversely affected.

### Shelf Registration Statement

If, pursuant to the terms of the registration rights agreement:

(1) on or prior to completion of the exchange offer, SEC interpretations are changed such that the exchange notes received are not transferable by the holders thereof;

(2) the exchange offer has not been completed on or before July 16, 2005; or

(3) any holder of the old notes notifies us, prior to the completion of the exchange offer, that such holder was prohibited by law or SEC policy from participating in the exchange offer;

then we shall use commercially reasonable efforts to file a shelf registration statement pursuant to Rule 415 under the Securities Act (which may be an amendment to the exchange offer registration statement), subject to the terms set forth in the registration rights agreement, and use commercially reasonable efforts to cause such shelf registration statement to become effective on or prior to July 16, 2005.

In addition, pursuant to the registration rights agreement, we are required to use commercially reasonable efforts to keep any shelf registration statement so required continuously effective for a period of two years following the date such shelf registration statement is declared effective, or such time as there are no longer any registrable securities (as that term is defined in the registration rights agreement) outstanding, whichever is sooner, as set forth in the registration rights agreement.

### Indemnification

We have agreed to provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act, to holders of old notes in the exchange offer for exchange notes. See "Plan of Distribution."

### Notification

We have agreed to notify any broker-dealer, that has requested or received copies of the prospectus in accordance with the terms of the registration rights agreement, upon the happening of certain events, including, when the registration statement for the exchange offer is filed or becomes effective, when any event occurs which makes any statement in the prospectus untrue in any material respect, upon receipt of any notice of the suspension of qualification of the exchange notes in any jurisdiction and upon issuance of any stop order suspending the effectiveness of the registration statement, among other events. See "Plan of Distribution."

In addition, pursuant to the terms of the registration rights agreement, we may, upon delivering notice to the noteholders, suspend the availability of the registration statement, of which this prospectus forms a part, for certain periods of time under certain circumstances. Circumstances when we would suspend the availability of the registration statement include, for example, the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in the prospectus untrue in any material respect or which causes the prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading. In this regard, each holder, including each broker-dealer, who tenders old notes and executes the letter of transmittal (or delivers an agent's message, as the case may be), agrees that, upon receipt of notice from Clorox, such holder will use its best efforts to discontinue disposition of the exchange notes until such holder has received copies of a supplemented or amended prospectus to permit dispositions of the exchange notes, or we advise such holder that the use of the prospectus may be resumed, and such holder has received copies of additional or supplemental filings that are incorporated by reference in the prospectus.

### Liquidated Damages

If, pursuant to the terms of the registration rights agreement, one of the following occurs (each such event is referred to as a "registration default"):

- we do not file any of the registration statements required by the registration rights agreement with the SEC on or prior to the applicable filing deadline;

- any of such registration statements is not declared effective by the SEC on or prior to the applicable effectiveness deadline;

- we fail to consummate the exchange offer on or prior to 45 days after the registration statement is declared effective by the SEC; or

- any registration statement required by the registration rights agreement is filed and declared effective but shall thereafter cease to be effective either as a result of being withdrawn or becoming subject to an effective stop order without being succeeded immediately by an additional registration statement that is itself declared effective immediately;

then, subject to certain exceptions described in the registration rights agreement, we will pay to each holder of old notes affected thereby liquidated damages as interest in an amount equal to 0.25% per annum of the principal amount of old notes held by such holder for the first 90-day period immediately following the occurrence of such registration default, and an amount equal to 0.50% per annum of the principal amount of old notes held by such holder thereafter for the remaining time period of such registration default.

## DESCRIPTION OF EXCHANGE NOTES

The several series of exchange notes offered hereby (collectively, the *"exchange notes"*) will each be issued under an indenture by and between The Clorox Company and The Bank of New York Trust Company, N.A., as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The following description is only a summary of the material provisions of the exchange notes, the indenture and the registration rights agreement that we entered into with the initial purchasers on December 3, 2004. We urge you to read the indenture, the exchange notes and the registration rights agreement in their entirety. You may request copies of these documents from us at our address shown under the caption "Incorporation of Certain Documents by Reference."

The definitions of certain capitalized terms used in the following summary are set forth below under "—Certain Definitions." Certain defined terms used in this description, but not defined below under "—Certain Definitions" have the meanings ascribed to them in the indenture. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part. For purposes of this section, references to the "Company" include only The Clorox Company and not its subsidiaries.

Except as otherwise indicated below, the following summary applies to both the exchange notes and the old notes. As used herein, the term "Notes" means both the exchange notes and the old notes, unless otherwise indicated.

The form and term of the exchange notes will be identical in all material respects to the form and term of the respective old notes, except that the exchange notes will be registered under the Securities Act, and therefore the exchange notes will not be subject to certain transfer restrictions, registration rights and certain liquidated damages provisions applicable to the old notes prior to the consummation of the exchange offer. See "Exchange Offer."

The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

### Brief Description of the Exchange Notes

The Company is offering to exchange $1.65 billion aggregate principal amount of our old notes for exchange notes, as follows:

- $500,000,000 aggregate principal amount of our floating rate senior notes due December 2007 that we have registered under the Securities Act, referred to as the 2007 exchange notes, for any and all outstanding floating rate senior notes due December 2007 that we issued on December 3, 2004, referred to as the 2007 old notes.

- $575,000,000 aggregate principal amount of our 4.20% senior notes due January 2010 that we have registered under the Securities Act, referred to as the 2010 exchange notes, for any and all outstanding 4.20% senior notes due January 2010 that we issued on December 3, 2004, referred to as the 2010 old notes.

- $575,000,000 aggregate principal amount of our 5.00% senior notes due January 2015 that we have registered under the Securities Act, referred to as the 2015 exchange notes, for any and all outstanding 5.00% senior notes due January 2015 that we issued on December 3, 2004, referred to as the 2015 old notes.

**Principal, Maturity And Interest**

The Company will exchange the old notes, which have an aggregate principal amount of $1.65 billion, for the respective exchange notes. The Company may issue exchange notes in denominations of $2,000 and additional incremental multiples of $1,000.

The Company may issue additional notes from time to time after this exchange offer. Any offering of additional notes is subject to the covenants described below under the caption "Certain Covenants—Limitation on Indebtedness."

Each series of exchange notes will mature and bear interest as provided in the following table:

| Series | Maturity | Interest Rate | Record Dates | Interest Payment Dates |
|---|---|---|---|---|
| 2007 exchange notes ....................... | December 14, 2007 | (1) | February 28 | March 14 |
| | | | May 31 | June 14 |
| | | | August 31 | September 14 |
| | | | November 30 | December 14 |
| 2010 exchange notes ....................... | January 15, 2010 | 4.20% | July 1 | July 15 |
| | | | January 1 | January 15 |
| 2015 exchange notes ....................... | January 15, 2015 | 5.00% | July 1 | July 15 |
| | | | January 1 | January 15 |

(1) The 2007 exchange notes bear interest at a spread equal to the three month LIBOR plus 0.125%, reset quarterly, as described more fully below.

*Interest Provisions Relating to the Fixed Rate Notes*

Interest on each series of Notes other than the 2007 exchange notes (collectively, the *"Fixed Rate Notes"*) will accrue at the rate set forth for such series in the table above, payable semiannually in arrears commencing on July 15, 2005. We will pay interest as to each series of Fixed Rate Notes to those persons who were holders of record of such series on the Record Date preceding each Interest Payment Date.

Interest on each series of Fixed Rate Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid as to such series, and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

*Interest Provisions Relating to the 2007 Exchange Notes*

Interest on the 2007 exchange notes will accrue at a rate equal to LIBOR plus 0.125%, reset quarterly, as more fully described below. Interest on the 2007 exchange notes will be payable quarterly in arrears commencing on June 14, 2005. We will pay interest on the 2007 exchange notes to those persons who were holders of record of such series on the Record Date preceding each Interest Payment Date.

The amount of accrued interest that we will pay for any Interest Period can be calculated by multiplying the face amount of the 2007 exchange notes by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from the date of original issuance of the corresponding old notes, or from the last date we paid interest on the corresponding old notes or the 2007 exchange notes, as the case may be, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.

The interest rate on the 2007 exchange notes will be calculated by the calculation agent appointed by us and will be equal to LIBOR plus 0.125% except that the interest rate will not exceed the rate permitted by applicable law. The initial calculation agent will be the Trustee. The interest determination date for an Interest Period will be the second London business day preceding such Interest Period. Promptly upon determination, the calculation agent will inform the trustee of the interest rate for the next Interest Period. Absent manifest error, the determination of the interest rate by the calculation agent will be binding and conclusive on the holders of the 2007 exchange notes.

*"Interest Period"* with respect to any 2007 exchange notes refers to the period from and including the date of original issuance of the corresponding old notes, or the last date we paid interest on such corresponding old notes, as the case may be, to the day immediately preceding the first Interest Payment Date of the 2007 exchange notes, and each period from and including each Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as the case may be.

*"LIBOR"* will be determined by the calculation agent in accordance with the following provisions:

(1)  With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Moneyline Telerate Page 3750 as of 11:00 a.m., London time, on that interest determination date. If no rate appears, then LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2)  With respect to an interest determination date on which no rate appears on Moneyline Telerate Page 3750, as specified in (1) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; *provided, however*, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

*"Moneyline Telerate Page 3750"* means the display designated as "Page 3750" on Moneyline Telerate, or any successor service, for the purpose of displaying the London interbank rates of major banks for United States dollars.

**Optional Redemption**

The 2007 exchange notes will not be subject to redemption by the Company prior to maturity and will not be entitled to the benefit of any sinking fund or other mandatory redemption obligation prior to maturity.

We may, at our option, redeem the 2010 exchange notes or the 2015 exchange notes in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed, and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption (the *"Redemption Date"*) on a semi-annual basis

39

(assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 10 basis points for the 2010 exchange notes and 12.5 basis points for the 2015 exchange notes, as the case may be, plus, in each case, accrued interest to the Redemption Date.

*"Adjusted Treasury Rate"* means, with respect to any Redemption Date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

*"Comparable Treasury Issue"* means the United States Treasury security selected by the Quotation Agent (as defined below) as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

*"Comparable Treasury Price"* means, with respect to any Redemption Date, (1) the average of the Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, (2) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received or (3) if only one Reference Treasury Dealer Quotation is received, such quotation.

*"Quotation Agent"* means the Reference Treasury Dealer appointed by us.

*"Reference Treasury Dealer"* means (1) each of Citigroup Global Markets Inc., Goldman, Sachs & Co., and J.P. Morgan Securities Inc. and their respective successors; *provided, however,* that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "*Primary Treasury Dealer*"), we shall substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by us.

*"Reference Treasury Dealer Quotations"* means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that Redemption Date.

We will mail notice of any redemption at least 10 days, but not more than 60 days, before the Redemption Date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price on the Redemption Date, on and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption.

Any notice of holders of notes of a redemption hereunder needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an officers' certificate of ours delivered to the Trustee no later than two business days prior to the Redemption Date.

## Ranking; Subsidiaries

The Notes will be unsecured unsubordinated obligations of the Company and will rank on a parity in right of payment with all other unsecured and unsubordinated indebtedness of the Company for borrowed money. The Notes are obligations exclusively of the Company. Some of the Company's consolidated assets are held by its subsidiaries. The Notes will be effectively subordinated to all existing and future indebtedness, trade payables, guarantees, lease obligations, letter of credit obligations and other obligations of the Company's subsidiaries, to the extent of such subsidiaries' assets.

**Restrictive Covenants**

*Limitations on Secured Debt.* The Indenture provides that the Company will not itself, and will not permit any Restricted Subsidiary (defined below) to, incur, issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (herein called "*debt*"), secured by a pledge of, or mortgage or other lien on, any Principal Property (defined below), now owned or hereafter owned by the Company or any Restricted Subsidiary, or any shares of stock or debt of any Restricted Subsidiary (herein called "*liens*"), without effectively providing that the Notes (together with, if the Company shall so determine, any other debt of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the Notes) shall be secured equally and ratably with (or prior to) such secured debt so long as such secured debt shall be so secured. The foregoing restrictions do not apply, however, to (a) liens on any Principal Property acquired (whether by merger, consolidation, purchase, lease or otherwise), constructed or improved by the Company or any Restricted Subsidiary after the date of the Indenture which are created or assumed prior to, contemporaneously with, or within 360 days after, such acquisition, construction or improvement, to secure or provide for the payment of all or any part of the cost of such acquisition, construction or improvement (including related expenditures capitalized for Federal income tax purposes in connection therewith) incurred after the date of the Indenture; (b) liens on any property, shares of capital stock or debt existing at the time of acquisition thereof, whether by merger, consolidation, purchase, lease or otherwise (including liens on property, shares of capital stock or indebtedness of a corporation existing at the time such corporation becomes a Restricted Subsidiary); (c) liens in favor of, or which secure debt owing to, the Company or any Restricted Subsidiary; (d) liens in favor of the United States of America or any State thereof, or any department, agency, or instrumentality or political subdivision thereof, or political entity affiliated therewith, or in favor of any other country, or any political subdivision thereof, to secure partial, progress, advance or other payments, or other obligations, pursuant to any contract or statute, or to secure any debt incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to such liens (including liens incurred in connection with pollution control, industrial revenue or similar financings); (e) liens imposed by law, such as mechanics', workmen's, repairmen's, materialmen's, carriers', warehousemen's, vendors' or other similar liens arising in the ordinary course of business, or governmental (Federal, state or municipal) liens arising out of contracts for the sale of products or services by the Company or any Restricted Subsidiary, or deposits or pledges to obtain the release of any of the foregoing; (f) pledges or deposits under workmen's compensation, unemployment insurance, or similar legislation and liens of judgments thereunder which are not currently dischargeable, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of money) or leases to which the Company or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law, regulation or arrangement pertaining to workmen's compensation, unemployment insurance, old age pensions, social security or similar matters, or deposits of cash or obligations of the United States of America to secure surety, appeal or customs bonds to which the Company or any Restricted Subsidiary is a party, or deposits in litigation or other proceedings such as, but not limited to, interpleader proceedings; (g) liens created by or resulting from any litigation or other proceeding which is being contested in good faith by appropriate proceedings, including liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceedings for review; or liens incurred by the Company or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding to which the Company or such Restricted Subsidiary is a party; (h) liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings; (i) liens consisting of easements, rights-of-way, zoning restrictions, restrictions on the use of real property, and defects and irregularities in the title thereto, landlords' liens and other similar liens and encumbrances none of which interfere materially with the use of the property covered thereby in the ordinary course of the business of the Company or such Restricted Subsidiary and which do not, in the opinion of the Company, materially detract from the value of such properties; (j) liens existing on the first date on which the Notes are authenticated; (k) liens on cash and cash equivalents securing derivatives obligations; *provided* that the aggregate amount of cash and cash equivalents subject to such liens may at not time exceed $100,000,000; (l) liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; *provided that* (i) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board, and (ii) such deposit account is not intended to provide collateral to the depository institution; or (m) any extension, renewal or replacement (or successive extensions, removals or replacements) as a whole or in part, of any lien referred to in the foregoing clauses (a) to (l), inclusive; *provided* that (1) such extension, renewal or replacement lien shall be limited to all or a part of the same property, shares of stock or debt that secured the lien extended, renewed or replaced (plus improvements on such property) and (2) the debt secured by such lien at such time is not increased.

Notwithstanding the restrictions described above, the Company or any Restricted Subsidiary may incur, issue, assume or guarantee debt secured by liens without equally and ratably securing the Notes, *provided* that at the time of such incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any debt which is concurrently being retired, the aggregate amount of all outstanding debt secured by liens which could not have been incurred, issued, assumed or guaranteed by the Company or a Restricted Subsidiary without equally and ratably securing the Notes of each Series then Outstanding except for the provisions of this paragraph, together with the aggregate amount of Attributable Debt incurred pursuant to the second paragraph under the caption "—Limitations on Sale and Leaseback Transactions" below, does not at such time exceed the greater of (i) $300 million or (ii) 15% of Consolidated Net Tangible Assets (defined below) of the Company.

Notwithstanding the foregoing, any lien securing the Notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release by all holders of the debt secured by a lien giving rise to the lien securing the Notes (including any deemed release upon payment in full of all obligations under such debt) or, with respect to any particular Principal Property or capital stock of any particular Restricted Subsidiary securing the Notes, upon any sale, exchange or transfer to any person not an affiliate of the Company of such Principal Property or capital stock.

*Limitations on Sale and Leaseback Transactions.* Sale and leaseback transactions by the Company or any Restricted Subsidiary involving a Principal Property are prohibited unless either (a) the Company or such Restricted Subsidiary would be entitled, without equally and ratably securing the Notes, to incur debt secured by a lien on such property, pursuant to the provisions described in clauses (a) through (m) above under "—Limitations on Secured Debt;" or (b) the Company, within 360 days after such transaction, applies an amount not less than the net proceeds of the sale of the Principal Property leased pursuant to such arrangement to (x) the retirement of its Funded Debt (defined below); *provided* that the amount to be applied to the retirement of Funded Debt of the Company shall be reduced by (1) the principal amount of any Securities delivered within 360 days after such sale to the Trustee for retirement and cancellation, and (2) the principal amount of Funded Debt, other than Securities, voluntarily retired by the Company within 360 days after such sale or (y) the purchase, construction or development of other property, facilities or equipment used or useful in the Company's or its Restricted Subsidiaries business. Notwithstanding the foregoing, no retirement referred to in clause (b) of this paragraph may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or mandatory prepayment provision. This restriction will not apply to a sale and leaseback transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or involving the taking back of a lease for a period of less than three years.

Notwithstanding the restrictions described above, the Company or any Restricted Subsidiary may enter into a sale and leaseback transaction, *provided* that at the time of such transaction, after giving effect thereto and to the retirement of any Funded Debt which is concurrently being retired, the aggregate amount of all Attributable Debt (defined below) in respect of sale and leaseback transactions existing at such time (other than sale and leaseback transactions permitted as described in the preceding paragraph), together with the aggregate amount of all outstanding debt incurred pursuant to the second paragraph under the caption "—Limitations on Secured

Debt" above, does not at such time exceed the greater of (i) $300 million or (ii) 15% of Consolidated Net Tangible Assets of the Company.

*Existence.* Except as permitted under "—Consolidation, Merger and Sale of Assets," the Indenture requires the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; *provided, however,* that the Company shall not be required to preserve any right or franchise if it determines that their preservation is no longer desirable in the conduct of business.

**Certain Definitions**

*"Attributable Debt"* in respect of any sale and leaseback transaction means, at the date of determination, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). "Net rental payments" under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, excluding any amounts required to be paid by such lessee (whether or not designated as rental or additional rental payments) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

*"Consolidated Net Tangible Assets"* means, at the date of determination, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the then most recent consolidated balance sheet of the Company publicly available but which by its terms is renewable or extendible beyond 12 months from such date at the option of the borrower) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on the then most recent consolidated balance sheet of the Company publicly available and computed in accordance with generally accepted accounting principles.

*"Funded Debt"* means debt which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such debt.

*"Principal Property"* means any plant, office facility, warehouse, distribution center or equipment located within the United States of America (other than its territories or possessions) and owned by the Company or any subsidiary, the gross book value (without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets, except any such property which the Company's Board of Directors, in its good faith opinion, determines is not of material importance to the business conducted by the Company and its subsidiaries, taken as a whole, as evidenced by a board resolution.

*"Restricted Subsidiary"* means any subsidiary of the Company which owns or leases a Principal Property.

**Events of Default**

The following events are defined in the Indenture *"Events of Default"* with respect to each series of the Notes: (1) failure to pay any interest on the Notes of that series when due and payable, continued for 30 days; (2) failure to pay principal of or any premium on the Notes of that series at its maturity; (3) failure to perform or breach of any other covenant or warranty of the Company in the Indenture applicable to such series, continued for 60 days after written notice as provided in the Indenture and (4) certain events in bankruptcy, insolvency or reorganization involving the Company.

If an Event of Default occurs and is continuing, then either the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes of each affected series by notice as provided in the Indenture may declare the principal amount of all of the Notes of such series to be due and payable immediately. At any time after a declaration of acceleration with respect to the Notes of any of the series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding principal amount of the Notes of each affected series may, under certain circumstances, rescind and annul such acceleration.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee indemnity reasonably satisfactory to it. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes.

The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

**Modification and Waiver**

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes of each series affected by the modification or waiver; *provided, however*, that no such modification or amendment may, without the consent of the Holder of each Note affected thereby, change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Note, reduce the principal amount of, or premium or interest on, any Note, change the place of payment where coin or currency in which the principal of, or any premium or interest on, any Note is payable, impair the right to institute suit for the enforcement of any payment on or with respect to any Note, reduce the percentage in principal amount of outstanding Notes, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or modify any of the above provisions.

The Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each series may, on behalf of the Holders of all Notes of that series, waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each series may, on behalf of the Holders of all Notes of such series, waive any past default under the Indenture, except a default (1) in the payment of principal of, or any premium or interest on, any Note or (2) in respect of a covenant or provision of the Indenture which cannot be modified or without the consent of the Holder of each Note of the affected series.

Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holders for any of the following purposes: (1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities, (2) to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power herein conferred upon the Company, (3) to add any additional Events of Default, (4) to secure the Securities, (5) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee hereunder, (6) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture (including as to any particular series of Notes, to conform the terms of such series to the provisions of the description of such series set forth in any final prospectus relating to the initial issuance of such series to the extent that such description provisions are intended to be a verbatim recitation of terms applicable to the series), *provided* such action shall not adversely affect the interests of the Holders in any material respect,

(7) to comply with the requirements of the Commission in order to effect or maintain the qualifications of this Indenture under the TIA, (8) to provide for uncertificated Securities in addition to or in place of certificated Securities, (9) to provide for the issuance and establish the forms and terms and conditions of Securities of any Series as permitted by the Indenture or (10) to comply with the rules of any applicable securities depositary.

## Consolidation, Merger and Sale of Assets

The Company, without the consent of the Holders of any of the Outstanding Notes, may consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to any Person which is a corporation, partnership, limited liability company or trust organized and validly existing under the laws of any domestic jurisdiction, *provided* that (1) any successor Person assumes by supplemental Indenture the Company's obligations on the Notes and under the Indenture, (2) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing under the Indenture, (3) as a result of such transaction the properties or assets of the Company are not subject to any encumbrance which would not be permitted under the Indenture and (4) the Company shall have delivered an Officers' Certificate and an Opinion of Counsel, each stating that such transaction or supplemental indenture, complies with the Indenture.

## Defeasance Provisions

*Defeasance and Discharge.* The Indenture provides that the Company will be discharged from any and all obligations in respect of the Notes of any of the series (except for certain obligations to register the transfer or exchange of Notes, to replace stolen, lost or mutilated Notes of that series, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money, U.S. Government Obligations (as defined below) or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes of such series. Such discharge may only occur if there has been a change in applicable Federal law or the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders of the Notes of such series. The term *"U.S. Government Obligations"* is defined to mean direct obligations of the United States of America, backed by its full faith and credit.

*Defeasance of Certain Covenants and Events of Default.* The Company may omit to comply with the restrictive covenants described in "—Restrictive Covenants—Limitations on Secured Debt" and "—Restrictive Covenants—Limitations on Sale and Leaseback Transactions" and the omission with respect thereof shall not be an Event of Default. To exercise such option, the Company must deposit with the Trustee money, U.S. Government Obligations or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes of that series. The Company will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the Notes of that series to recognize income, gain or loss for Federal income tax purposes.

*Defeasance and Events of Default.* In the event the Company exercises its option to omit compliance with certain covenants of the Indenture and the Notes are declared due and payable because of the occurrence of an Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity, but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

**Governing Law**

The Indenture and the Notes will be governed by and construed in accordance with the internal laws of the State of New York.

**Book-Entry; Delivery and Form**

We will issue the Notes only in fully registered form, without interest coupons. We will not issue notes in bearer form. Except as described below, the Notes will be deposited with, or on behalf of DTC, New York, New York, as depository (the *"Depository"*), and registered in the name of Cede & Co., as DTC's nominee, in the form of one or more Global Note certificates (the *"Global Certificate"*).

Ownership of beneficial interests in a Global Certificate will be limited to persons who have accounts with DTC (*"participants"*) or persons who hold interests through participants. Ownership of beneficial interests in the Global Certificates will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Certificate for all purposes under the Indenture and the Notes. In addition, no beneficial owner of an interest in a Global Certificate will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Indenture referred to herein).

Payments on Global Certificates will be made to DTC, or its nominee, as the registered owner thereof. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Certificates or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that DTC, or its nominee, upon receipt of any payment in respect of a Global Certificate representing any Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Certificate for such Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a Global Certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants (defined below) and certain banks, the ability of a person having a beneficial interest in a Global Certificate to pledge such interest to persons or entities that do not participate in the DTC system or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.

The Company believes that it is the policy of DTC that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account interests in the Global Certificates are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction.

The Indenture provides that a Global Certificate will be exchangeable for Notes in certificated form if (i) the Depository notifies the Company that it is unwilling or unable to continue as depository or the Depository ceases to be a "clearing agency" registered under the Exchange Act and, in each case, a successor depository is not appointed by the Company within 90 days of such notice or such cessation, as the case may be, (ii) the Company determines that the Notes shall no longer be represented by a Global Certificate and executes and delivers to the Trustee a Company Order that the Global Certificate shall be exchangeable or (iii) there shall have occurred and be continuing an Event of Default, or event which, with notice or lapse of time or both would constitute an Event of Default, with respect to any Notes represented by the Global Certificate. In addition, in accordance with the provisions of the Indenture and subject to certain limitations therein set forth, a beneficial owner of a beneficial interest in a Global Certificate may request a Note in certificated form, in exchange in whole or in part, as the case may be, for such beneficial owner's interest in the Global Certificate. In any such instance, an owner of a beneficial interest in a Global Certificate will be entitled to physical delivery in certificated form of Notes in authorized denominations equal in principal amount to such beneficial interest and to have such Notes registered in its name.

DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (*"indirect participants"*). The rules applicable to DTC and its participants are on file with the Commission.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Certificates among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

In case any Note shall become mutilated, defaced, destroyed, lost or stolen, the Company will execute and, upon the Company's request, the Trustee will authenticate and deliver a new Note, of like tenor and equal principal amount in exchange and substitution for such Note (upon surrender and cancellation thereof) or in lieu of and substitution for such Note. In case such Note is destroyed, lost or stolen, the applicant for a substituted Note shall furnish to the Company and the Trustee such security or indemnity as may be required by them to hold each of them harmless, and, in every case of destruction, loss or theft of such Note, the applicant shall also furnish to the Company or the Trustee satisfactory evidence of the destruction, loss or theft of such Note and of the ownership thereof. Upon the issuance of any substituted Note, the Company may require the payment by the registered holder thereof of a sum sufficient to cover fees and expenses connected therewith.

**Regarding the Trustee**

The TIA contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions with the Company and its subsidiaries from time to time, *provided* that if the Trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default, or else resign. The Trustee is a lender under our $1.3 billion revolving credit facility.

**MATERIAL FEDERAL INCOME TAX CONSIDERATIONS**

In this section we summarize the material U.S. federal income tax considerations relevant to the exchange of your old notes for exchange notes in the exchange offer and the ownership and disposition of exchange notes by an individual or entity who or that purchased notes in the offering for cash at original issue and holds the exchange notes as capital assets for purposes of the Code. This summary does not purport to be a complete analysis of all potential tax considerations relating to the exchange or the exchange notes. The Code contains rules relating to securities held by special categories of holders, including financial institutions, certain insurance companies, broker-dealers, tax-exempt organizations, traders in securities that elect to mark-to-market, investors liable for the alternative minimum tax, investors that hold shares as part of a straddle or a hedging or conversion transaction, and investors whose functional currency is not the U.S. dollar. We do not discuss these rules and holders who are in special categories should consult their own tax advisors.

This discussion is based on the current provisions of:

- the Code and the U.S. Treasury Regulations promulgated thereunder;

- the administrative policies published by the IRS; and

- judicial decisions;

all of which are subject to change either prospectively or retroactively.

We intend this discussion to be a general description of the U.S. federal income tax considerations material to the exchange of your old notes for exchange notes and the ownership and disposition of the exchange notes. We do not discuss any aspect of U.S. state or local, foreign or other tax laws, including gift and estate tax laws, that may apply. Therefore, you should consult your own tax advisor regarding the tax consequences of the exchange of notes or of owning, or disposing of the exchange notes.

We have not sought and do not expect to seek any rulings from the IRS on the matters discussed in this section. The IRS may take a different position on the tax consequences of the exchange of your old notes for exchange notes in the exchange offer and of the ownership or disposition of the exchange notes, and that position may be sustained.

We refer to you as a "U.S. holder" if you are:

- an individual or entity who or that is, for purposes of the Code, a citizen or resident in the U.S.;

- a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the U.S. or any political subdivision of the U.S.;

- an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

- a trust which either (1) is subject to supervision of a court within the U.S. and the control of one or more U.S. persons, or (2) has elected to be treated as a U.S. person; or

- otherwise subject to U.S. federal income tax on a net income basis on the notes.

We refer to persons who or that are not "U.S. holders" as "non-U.S. holders."

If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor regarding the tax consequences of the exchange of old notes for exchange notes and ownership and disposition of the exchange notes.

**U.S. Holders**

*Exchange Offer.* As a U.S. holder, you will not recognize taxable gain or loss from exchanging notes for exchange notes in the exchange offer. The holding period of the exchange notes will include the holding period of the notes that are exchanged for the exchange notes. The adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the notes exchanged for the exchange notes immediately before the exchange.

*Interest.* If you are a U.S. holder, the stated interest on the exchange notes generally will be taxable to you as ordinary income at the time that it is paid or accrued, in accordance with your method of accounting for U.S. federal income tax purposes.

*Market Discount.* The acquisition and sale of an exchange note may be subject to the market discount provisions of the Code. Subject to a de minimis exception, the market discount on an exchange note generally will equal the amount, if any, by which the "stated redemption price at maturity" of the exchange note immediately after its acquisition (other than at original issue) exceeds your adjusted tax basis in the exchange note. If applicable, these provisions generally require you to treat as ordinary income any gain recognized on the disposition of the exchange note that you have acquired at a market discount, to the extent of the accrued market discount on that note at the time of disposition, unless you elect to include market discount in income currently as it accrues with a corresponding increase in your adjusted tax basis in your exchange note. If you dispose of an exchange note with market discount in certain otherwise non-taxable transactions, you must include accrued market discount as ordinary income as if you had sold the exchange note at its then fair market value.

The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the exchange note at the time of the acquisition, or, at your election, under a constant yield method. If you acquire an exchange note at a market discount and do not elect to include accrued market discount in income currently, you may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. You should consult with your own tax advisors concerning the election to include market discount in income currently.

*Amortizable Premium.* If you purchase an exchange note at a premium, which is the excess of your tax basis in the exchange note immediately after your purchase of such note, over the sum of all amounts payable on the exchange note after the purchase date (other than payments of "qualified stated interest"), you may elect to amortize that premium with a corresponding decrease in the adjusted tax basis from the purchase date to the exchange note's maturity date under a constant yield method that reflects semiannual compounding based on the exchange note's payment period, but subject to special limitations if the exchange note is subject to optional redemption at a premium. Amortized premium is treated as an offset to interest income on a note and not as a separate deduction. Under U.S. Treasury Regulations, the amount of amortizable bond premium that you may deduct in any accrual period is limited to the amount by which your total interest inclusions on the exchange note in prior accrual periods exceed the total amount that you treat as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. Under a special rule that applies solely for purposes of determining the amount of amortizable bond premium on a note, we will be deemed to exercise our optional redemption rights in a manner that maximizes the holder's yield. The application of this special rule generally will result in the deferral of a U.S. holder's deduction of some of the bond premium until later in the term of the exchange note. If you make an election to amortize premium on a constant yield method, such election, once made, applies to all debt obligations that you hold or subsequently acquire on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you do not make an election to amortize premium, you must include all amounts of interest without reduction for such premium, and such premium will (because it is

49

reflected in adjusted tax basis) reduce your gain or increase the loss on the disposition of the exchange note. You should consult your own advisors concerning the advisability of electing to amortize premium.

*Sale, Exchange or Other Taxable Disposition of an Exchange Note.* As a U.S. holder, you will recognize gain or loss on the sale, retirement, redemption or other taxable disposition of an exchange note in an amount equal to the difference between (1) the amount of cash and the fair market value of other property received in exchange for the exchange note, other than amounts for accrued but unpaid stated interest, which will be taxable as ordinary income to the extent not previously included in income, and (2) your adjusted tax basis in the exchange note. Any gain or loss recognized will generally be capital gain or loss. The capital gain or loss will generally be long-term capital gain or loss if you have held the exchange note for more than one year. Otherwise, the capital gain or loss will be a short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

*Liquidated Damages.* We intend to take the position that any liquidated damages payable on a failure to meet our registration obligations will be taxable to you as ordinary income when received or accrued in accordance with your method of accounting for U.S. federal income tax purposes. This position is based in part on the assumption that, as of the date of issuance of the notes, the possibility that liquidated damages would have to be paid was a "remote" or "incidental" contingency within the meaning of applicable U.S. Treasury Regulations. Our determination that such possibility was a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the note. The IRS, however, may take a different position, which could affect the timing and character of your income and our deduction with respect to payments of liquidated damages.

*Optional Redemption.* We, at our option, are entitled to redeem all or a portion of the 2010 exchange notes or the 2015 exchange notes. U.S. Treasury Regulations contain special rules for determining the yield to maturity and maturity date on a debt instrument in the event the debt instrument provides for a contingency that could result in the acceleration or deferral of one or more payments. We believe that under these rules the redemption provisions of the exchange notes should not affect the computation of the yield to maturity or maturity date of the exchange notes.

*Backup Withholding and Information Reporting.* As a U.S. holder, you may be subject to information reporting and possible backup withholding. If applicable, backup withholding would apply to payments of interest on, or the proceeds of a sale, exchange, redemption, retirement, or other disposition of, an exchange note, unless you (1) are a corporation or come within other exempt categories and, when required, demonstrate this fact or (2) provide us or our agent with your taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with the backup withholding rules.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

## Non-U.S. Holders

*Interest.* If you are a non-U.S. holder, interest paid to you on the exchange notes will not be subject to U.S. federal withholding tax if:

- you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

- you are not a "controlled foreign corporation" for U.S. federal income tax purposes that is related to us, directly or indirectly, through stock ownership;

- you are not a bank that holds the exchange note on an extension of credit made under a loan agreement entered into in the ordinary course of your trade or business; and

- either (1) you, as the beneficial owner of the exchange note, provide us or our agent with a statement, on U.S. Treasury Form W-8BEN or a suitable substitute form, signed under penalties of perjury that includes your name and address and certifies that you are not a U.S. person or (2) an exemption is otherwise established. If you hold your exchange notes through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable U.S. Treasury Regulations.

If these requirements are not met, you will be subject to U.S. withholding tax at a rate of 30% on interest payments on the exchange notes unless you provide us with a properly executed and updated (1) U.S. Treasury Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) U.S. Treasury Form W-8ECI (or successor form) stating that the interest paid on the exchange note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

In the event we are required to pay liquidated damages on the notes, as described above in "U.S. Holders—Liquidated Damages," the tax treatment of such payment should be the same as other interest payments received by a Non-U.S. Holder. However, the IRS may treat such payments as other than interest, in which case they would be subject to U.S. withholding tax at a rate of 30%, unless the holder qualifies for a reduced rate of tax or an exemption under an applicable U.S. income tax treaty.

If you are engaged in a trade or business in the U.S. and interest on an exchange note is effectively connected with your conduct of that trade or business, you will be required to pay U.S. federal income tax on that interest on a net income basis (although payments to you will be exempt from the 30% U.S. federal withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a U.S. person as defined under the U.S. Internal Revenue Code.

If you are eligible for the benefit of a tax treaty, effectively connected income generally will be subject to U.S. federal income tax only if it is attributable to a "permanent establishment" in the U.S. In addition, if you are a foreign corporation, you may be required to pay a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable U.S. income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S., provided the required information is properly furnished to the IRS.

*Sale, Exchange or Other Taxable Disposition of an Exchange Note.* As a non-U.S. holder, gain realized by you on the sale, exchange or redemption of an exchange note (except, in the case of redemptions, with respect to accrued and unpaid interest, which would be taxable as described above) generally will not be subject to U.S. federal withholding tax. However, gain will be subject to U.S. federal income tax if (1) the gain is effectively connected with your conduct of a trade or business in the U.S., (2) you are an individual who is present in the U.S. for a total of 183 days or more during the taxable year in which the gain is realized and other conditions are satisfied, or (3) you are subject to tax under U.S. tax laws that apply to certain U.S. expatriates. If you are described in clause (1) above, you generally will be required to pay U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then you may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty) on any such effectively connected gain. If you are described in clause (2) above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If you are a holder described in clause (3) above, you should consult your tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

*Backup Withholding and Information Reporting.* The amount of any interest paid to, and the tax withheld with respect to, a non-U.S. holder, must generally be reported annually to the IRS and to such non-U.S. holder, regardless of whether any tax was actually withheld.

Payments on the exchange notes made by us or our paying agent to noncorporate non-U.S. holders may be subject to information reporting and possibly to backup withholding. Information reporting and backup withholding generally do not apply, however, to payments made by us or our paying agent on an exchange note if we (1) have received from you the U.S. Treasury Form W-8BEN or a suitable substitute form as described above under *"Non-U.S. Holders-Interest,"* or otherwise establish an exemption and (2) do not have actual knowledge or have reason to know that you are a U.S. holder.

Payment of proceeds from a sale of an exchange note to or through the U.S. office of a broker is subject to information reporting and backup withholding unless you certify as to your non-U.S. status or otherwise establish an exemption from information reporting and backup withholding and the broker does not have actual knowledge or have reason to know that you are a U.S. holder. Payment outside the U.S. of the proceeds of the sale of an exchange note to or through a foreign office of a "broker," as defined in the applicable U.S. Treasury Regulations, should not be subject to information reporting or backup withholding. However, U.S. information reporting, but not backup withholding, generally will apply to a payment made outside the U.S. of the proceeds of a sale of an exchange note through an office outside the U.S. of a broker if the broker:

- is a U.S. person;

- is a foreign person who derives 50% or more of its gross income from the conduct of a U.S. trade or business;

- is a "controlled foreign corporation" for U.S. federal income tax purposes; or

- is a foreign partnership, if at any time during its taxable year, one or more of its partners are U.S. persons, as defined in U.S. Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its taxable year, the foreign partnership is engaged in a U.S. trade or business.

However, information reporting will not apply if (1) you certify as to your non-U.S. status or the broker has documentary evidence in its records that you are a non-U.S. holder, and certain other conditions are met or (2) an exemption is otherwise established.

Any amounts withheld from a payment to you under the backup withholding rules of the U.S. Treasury Regulations will be allowed as a refund or credit against your U.S. federal income tax liability, provided that you follow the requisite procedures.

## PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. We have agreed that, starting at the expiration date and ending 180 days after the expiration date, or such shorter period ending when all exchange notes held by broker-dealers are no longer owned by such broker-dealers, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions:

- in the over-the-counter market;

- in negotiated transactions;

- through the writing of options on the exchange notes; or

- through a combination of the above methods of resale;

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

We have agreed to pay certain expenses incident to the exchange offer (including the expenses of one counsel for the holders of old notes). We also will provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act, to holders of old notes in the exchange offer for exchange notes.

We have agreed to notify any broker-dealer, that has requested or received copies of the prospectus in accordance with the terms of the registration rights agreement, upon the happening of the following:

- the registration statement for the exchange offer is filed or becomes effective;

- receipt of any comments received by the SEC;

- issuance of any stop order suspending the effectiveness of the registration statement;

- receipt of any notice of the suspension of qualification of the exchange notes in any jurisdiction;

- any event which makes any statement in the prospectus untrue in any material respect; or

- if the prospectus at any time does not conform in all material respects to the applicable requirements of the Securities Act and the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC thereunder.

We have also agreed, among other things, to furnish any such broker-dealer with a reasonable number of prospectus supplements which correct any material nonconformity with applicable requirements, use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement and use commercially reasonable efforts to register or qualify the exchange notes under applicable securities or blue sky laws.

## LEGAL MATTERS

Morrison & Foerster LLP, Irvine, California, will pass on the legality and enforceability of the exchange notes for us.

## EXPERTS

The financial statements and the related financial statement schedule for the years ended June 30, 2004 and 2003 incorporated into this prospectus by reference from The Clorox Company's Current Report on Form 8-K filed with the SEC on March 3, 2005 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing therein, which is incorporated herein by reference, and incorporated in reliance, on the authority of such firm as experts in accounting and auditing.

The financial statements and the related financial statement schedule for the fiscal year ended June 30, 2002 incorporated in this prospectus by reference from The Clorox Company's Current Report on Form 8-K filed with the SEC on March 3, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the exchange offer covered by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the company. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the dates as of which information is given in this prospectus. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

All brokers and dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

The exchange agent for the exchange offer is:

**The Bank of New York Trust Company, N.A.**
700 S. Flower Street, Ste. 500
Los Angeles, California 90017
Attention: Sandee' Parks, Vice President

**By Facsimile Transmission:**
(213) 630-6298

**Confirm by Telephone:**
(213) 630-6176

(Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier, or registered or certified mail).



# $1,650,000,000

## Offer to Exchange

**Floating Rate Senior Notes due December 2007, Which Have Been Registered Under the Securities Act, for any and all Outstanding Floating Rate Senior Notes due December 2007**

**4.20% Senior Notes due January 2010, Which Have Been Registered Under the Securities Act, for any and all Outstanding 4.20% Senior Notes due January 2010**

**5.00% Senior Notes due January 2015, Which Have Been Registered Under the Securities Act, for any and all Outstanding 5.00% Senior Notes due January 2015**

## Prospectus

**Dated April 29, 2005**

## PART II

## INFORMATION NOT REQUIRED IN PROSPECTUS

**Item 20.** *Indemnification of Directors and Officers*

Under Section 145 of the Delaware General Corporation Law (8 Delaware Code §145), the Registrant has broad powers to indemnify its directors and officers against liabilities that they may incur in such capacities, including liabilities under the Securities Act. In addition, the Registrant's Restated Certificate of Incorporation provides for indemnification of its directors and officers.

Article Eight of the Registrant's Restated Certificate of Incorporation provides that anyone who is or was a director or officer of the Registrant shall be indemnified and held harmless to the fullest extent authorized by the Delaware General Corporation Law. This includes indemnity against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement).

Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws, or state or federal environmental laws.

Article Nine of the Registrant's Restated Certificate of Incorporation provides that its directors shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware (relating to certain unlawful payments of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper benefit.

Policies of insurance are maintained by the Registrant under which the directors and officers of the Registrant are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceeding, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

In addition, the Registrant has entered into various agreements whereby it has agreed to indemnify its officers and directors for specific liabilities that they may incur in such capacities, including any tax liability arising from a change of control of the Registrant and any liability that may arise in the management of the Registrant's employee benefit plans.

Further, pursuant to the share exchange agreement with Henkel, the Registrant agreed to maintain for a period of six years all liability insurance and all rights to indemnification for liabilities existing in favor of Mr. Christoph Henkel and Dr. Klaus Morwind (and any current or prior member of the Registrant's board of directors that served under the stockholder's agreement with Henkel).

**Item 21.** *Exhibits and Financial Statement Schedules*

    **(a) Exhibits**

## EXHIBIT INDEX

| Exhibit Number | Document |
|---|---|
| 3.1 | Restated Certificate of Incorporation (filed as Exhibit 3(iii) to the Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, incorporated herein by reference). |
| 3.2 | Bylaws (restated) of the Company (filed as Exhibit 3(ii) to the Annual Report on Form 10-K for the year ended June 30, 2003, incorporated herein by reference). |
| 4.1* | Indenture dated as of December 3, 2004 by and between the Registrant and The Bank of New York Trust Company N.A., as trustee (filed as Exhibit 4.1 to the Current Report of Form 8-K filed on December 3, 2004, incorporated herein by reference). |
| 4.2 | Exchange and Registration Agreement dated December 3, 2004 relating to the Registrant's Floating Rate Notes due 2007, 4.20% Senior Notes due 2010 and 5.00% Notes due 2015 (filed as Exhibit 4.2 to the Current Report of Form 8-K filed on December 3, 2004, incorporated herein by reference). |
| 4.3† | Cross-reference table for Indenture dated as of December 3, 2004 (listed above) and the Trust Indenture Act of 1939, as amended. |
| 5.1† | Opinion of Morrison & Foerster LLP. |
| 10.1 | Long-Term Compensation Program dated October 21, 1987, amended November 17, 1993, which was adopted by the shareholders at the Company's annual meeting of shareholders on November 17, 1993 (filed as Exhibit 10(i) to the Annual Report on Form 10-K for the year ended June 30, 2002, incorporated herein by reference). |
| 10.2 | Supplemental Executive Retirement Plan Restated dated July 17, 1991 and amended May 18, 1994, January 17, 1996, January 19, 2000 and July 20, 2004 (filed as Exhibit 10.vi to the Annual Report on Form 10-K for the year ended June 30, 2004, incorporated herein by reference). |
| 10.3(i) | 1993 Directors' Stock Option Plan dated November 17, 1993, which was adopted by the shareholders at the Company's annual meeting of shareholders on November 17, 1993, and amended and restated on September 15, 2004 (filed as Exhibit 10-2 to the Quarterly Report on Form 10-Q filed on November 4, 2004, incorporated by reference herein). |
| 10.3(ii) | Form of Option Award under the Company's 1993 Directors' Stock Option Plan as amended and restated September 15, 2004 (filed as Exhibit 10-3 to the Quarterly Report on Form 10-Q filed on November 4, 2004, incorporated herein by reference). |
| 10.4(i) | Form of Officer Employment Agreement (filed as Exhibit 10(viii) to the Annual Report on Form 10-K for the year ended June 30, 2002, incorporated herein by reference). |
| 10.5(i) | Form of Officer Change of Control Employment Agreement (filed as Exhibit 10(ix) to the Annual Report on Form 10-K for the year ended June 30, 2002, incorporated herein by reference). |
| 10.6 | Non-Qualified Deferred Compensation Plan adopted as of January 1, 1996 and amended and restated as of July 20, 2004 (filed as Exhibit 10.x to the Annual Report on Form 10-K for the year ended June 30, 2004, incorporated herein by reference). |
| 10.7 | The Clorox Company 1995 Performance Unit Plan (filed as Exhibit 10(xi) to the Annual Report on Form 10-K for the year ended June 30, 2002, incorporated herein by reference). |

| Exhibit Number | Document |
|---|---|
| 10.8 | The Clorox Company 1996 Stock Incentive Plan, which was adopted by the shareholders at the Company's annual meeting of shareholders on November 28, 2001, amended and restated as of September 15, 2004 (filed as Exhibit 10-4 to the Quarterly Report on Form 10-Q for the quarter filed on November 4, 2004, incorporated herein by reference). |
| 10.9(i) | The Clorox Company Executive Incentive Compensation Plan, adopted in 1996, re-adopted in 2001, and amended and restated as of July 20, 2004 and as of September 15, 2004 (filed as Exhibit 10.xiii to the Annual Report on Form 10-K for the year ended June 30, 2004, incorporated herein by reference). |
| 10.9(ii) | Form of Option Award under the Company's 1996 Stock Incentive Plan as amended and restated September 15, 2004 (filed as Exhibit 10-5 to the Quarterly Report on Form 10-Q filed on November 4, 2004, incorporated herein by reference). |
| 10.9(iii) | Form of Performance Unit Award under the Company's 1996 Stock Incentive Plan as amended and restated September 15, 2004 (filed as Exhibit 10-6 to the Quarterly Report on Form 10-Q filed on November 4, 2004, incorporated herein by reference). |
| 10.9(iv) | Form of Award under the Company's Executive Incentive Compensation Plan, adopted in 1996, re-adopted in 2001, and amended and restated as of July 20, 2004 (filed as Exhibit 10-7 to the Quarterly Report on Form 10-Q filed on November 4, 2004, incorporated herein by reference). |
| 10.10 | The Clorox Company Independent Directors' Stock-Based Compensation Plan, (filed as Exhibit 10(xiv) to the Annual Report on Form 10-K for the year ended June 30, 2002, which was adopted by the shareholders at the Company's annual meeting of shareholders on November 19, 2003, incorporated herein by reference). |
| 10.11 | The Clorox Company Annual Incentive Plan (formerly named The Clorox Company Management Incentive Compensation Plan), amended and restated as of July 20, 2004 (filed as Exhibit 10.xvi to the Annual Report on Form 10-K for the year ended June 30, 2004, incorporated herein by reference). |
| 10.12 | Agreement between The Clorox Company and G. Craig Sullivan, dated effective as of November 1, 2001 (filed as Exhibit 10(xvii) to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, incorporated herein by reference). |
| 10.13 | The Clorox Company 1996 Stock Incentive Plan Restricted Stock Unit Award Agreement entered into by The Clorox Company and Gerald E. Johnston, dated effective as of July 15, 2003 (filed as Exhibit 10(xxi) to the Annual Report on Form 10-K for the year ended June 30, 2003, incorporated herein by reference). |
| 10.14 | The Severance Pay Plan for Level 2 and Level 3 Executives effective as of July 1, 2004 (filed as Exhibit 10(xx) to the Annual Report on Form 10-K for the year ended June 30, 2003, incorporated herein by reference). |
| 10.15 | Share Exchange Agreement dated as of October 6, 2004 by and among the Company, Henkel KGaA and HC Investments, Inc. (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed November 4, 2004, and incorporated by reference herein). |
| 10.16 | Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and Banc of America Securities LLC, as Dealer (filed as Exhibit 10.1 to the Report on Form 8-K, filed November 16, 2004, and incorporated by reference herein). |

| Exhibit Number | Document |
|---|---|
| 10.17 | Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and Citigroup Global Markets Inc., as Dealer (filed as Exhibit 10.2 to the Report on Form 8-K, filed November 16, 2004, and incorporated by reference herein). |
| 10.18 | Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and Goldman, Sachs & Co., as Dealer (filed as Exhibit 10.3 to the Report on Form 8-K, filed November 16, 2004, and incorporated by reference herein). |
| 10.19 | Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and J. P. Morgan Securities Inc., as Dealer (filed as Exhibit 10.4 to the Report on Form 8-K, filed November 16, 2004, and incorporated by reference herein). |
| 10.20 | Issuing and Paying Agency Agreement by and between The Clorox Company and JPMorgan Trust Company, National Association (filed as Exhibit 10.5 to the Report on Form 8-K, filed November 16, 2004, and incorporated by reference herein). |
| 10.21 | Credit Agreement, dated as of November 15, 2004 among The Clorox Company, The Banks Listed Herein, Citicorp North America, Inc. and JPMorgan Chase Bank, N. A., as Administrative Agents, Citicorp North America, Inc., as Servicing Agent, and Goldman Sachs Credit Partners L. P., as Syndication Agent (filed as Exhibit 10-1 to the Report on Form 8-K, filed November 19, 2004, and incorporated by reference herein). |
| 10.22 | Purchase Agreement dated November 30, 2004 relating to the Floating Rate Senior Notes due December 2007, 4.20% Senior Notes due January 2010 and 5.00% Senior Notes due January 2015 (filed as Exhibit 10.1 to the Report on Form 8-K, filed December 3, 2004, and incorporated by reference herein). |
| 10.23 | $1,300,000,000 Credit Agreement, dated as of December 7, 2004 among The Clorox Company, the Banks listed therein, Citicorp USA, Inc. and JPMorgan Chase Bank, N.A., as Administrative Agents, Wachovia Bank, N.A. and Bank of America, N.A., as Syndication Agents, and BNP Paribas, ING Capital LLC, Calyon New York Branch and The Bank of Tokyo-Mitsubishi, Ltd. Seattle Branch as Documentation Agents (filed as Exhibit 10-1 to the Report on Form 8-K, filed December 9, 2004, and incorporated by reference herein). |
| 10.24** | Amended and Restated Joint Venture Agreement dated as of January 31, 2003 between The Glad Products Company and certain affiliates and The Procter & Gamble Company and certain affiliates (filed as Exhibit 10 to the amended Quarterly Report on Form 10-Q, filed April 26, 2005, and incorporated by reference herein). |
| 12.1† | Computation of Ratio of Earnings to Fixed Charges. |
| 21.1 | Subsidiaries of Registrant (filed as Exhibit 21 to the Annual Report on Form 10-K for the year ended June 30, 2004, incorporated herein by reference). |
| 23.1 | Consent of Ernst & Young LLP. |
| 23.2 | Consent of Deloitte & Touche LLP. |
| 23.3† | Consent of Morrison & Foerster LLP (included in Exhibit 5.1). |
| 24.1† | Power of Attorney (included in Part II of this Registration Statement). |
| 25.1† | Statement of Eligibility of The Bank of New York, N.A., as trustee, on Form T-1. |
| 99.1† | Form of Letter of Transmittal. |

| Exhibit Number | Document |
|---|---|
| 99.2† | Form of Notice of Guaranteed Delivery. |
| 99.3† | Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. |

† Previously filed.
* Registrant agrees to file a copy of documents defining the rights of holders of other long term debt upon request of the Commission.
** Confidential treatment has been granted for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portion, has been filed separately with the Securities and Exchange Commission.

**Item 22.** *Undertakings*

(a) The undersigned registrant hereby undertakes that

(1) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

## SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment to the Registration Statement No. 333-123115 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oakland, State of California, on April 28, 2005.

THE CLOROX COMPANY

By: _____/S/    LAURA STEIN_____

Laura Stein
Senior Vice President—General Counsel

Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement No. 333-123115 has been signed below by the following persons in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /S/ GERALD E. JOHNSTON<br>Gerald E. Johnston | President, Chief Executive Officer, Chairman of the Board and Director | April 28, 2005 |
| /S/ ROBERT W. MATSCHULLAT*<br>Robert W. Matschullat | Presiding Director | April 28, 2005 |
| /S/ DANIEL BOGGAN, JR.*<br>Daniel Boggan, Jr. | Director | April 28, 2005 |
| /S/ TULLY M. FRIEDMAN*<br>Tully M. Friedman | Director | April 28, 2005 |
| /S/ WILLIAM R. JOHNSON*<br>William R. Johnson | Director | April 28, 2005 |
| /S/ GARY G. MICHAEL*<br>Gary G. Michael | Director | April 28, 2005 |
| /S/ JAN L. MURLEY*<br>Jan L. Murley | Director | April 28, 2005 |
| /S/    LARY R. SCOTT*<br>Lary R. Scott | Director | April 28, 2005 |
| /S/ MICHAEL E. SHANNON*<br>Michael E. Shannon | Director | April 28, 2005 |
| /S/ CAROLYN M. TICKNOR *<br>Carolyn M. Ticknor | Director | April 28, 2005 |
| /S/ DANIEL J. HEINRICH<br>Daniel J. Heinrich | Senior Vice President—Chief Financial Officer (Principal Financial Officer) | April 28, 2005 |
| /S/ THOMAS D. JOHNSON<br>Thomas D. Johnson | Vice President—Controller (Principal Accounting Officer) | April 28, 2005 |

*By:_____/S/    LAURA STEIN_____

Laura Stein
Attorney-in-Fact

**EXHIBIT INDEX**

| Exhibit Number | Document |
|---|---|
| 3.1 | Restated Certificate of Incorporation (filed as Exhibit 3(iii) to the Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, incorporated herein by reference). |
| 3.2 | Bylaws (restated) of the Company (filed as Exhibit 3(ii) to the Annual Report on Form 10-K for the year ended June 30, 2003, incorporated herein by reference). |
| 4.1* | Indenture dated as of December 3, 2004 by and between the Registrant and The Bank of New York Trust Company N.A., as trustee (filed as Exhibit 4.1 to the Current Report of Form 8-K filed on December 3, 2004, incorporated herein by reference). |
| 4.2 | Exchange and Registration Agreement dated December 3, 2004 relating to the Registrant's Floating Rate Notes due 2007, 4.20% Senior Notes due 2010 and 5.00% Notes due 2015 (filed as Exhibit 4.2 to the Current Report of Form 8-K filed on December 3, 2004, incorporated herein by reference). |
| 4.3† | Cross-reference table for Indenture dated as of December 3, 2004 (listed above) and the Trust Indenture Act of 1939, as amended. |
| 5.1† | Opinion of Morrison & Foerster LLP. |
| 10.1 | Long-Term Compensation Program dated October 21, 1987, amended November 17, 1993, which was adopted by the shareholders at the Company's annual meeting of shareholders on November 17, 1993 (filed as Exhibit 10(i) to the Annual Report on Form 10-K for the year ended June 30, 2002, incorporated herein by reference). |
| 10.2 | Supplemental Executive Retirement Plan Restated dated July 17, 1991 and amended May 18, 1994, January 17, 1996, January 19, 2000 and July 20, 2004 (filed as Exhibit 10.vi to the Annual Report on Form 10-K for the year ended June 30, 2004, incorporated herein by reference). |
| 10.3(i) | 1993 Directors' Stock Option Plan dated November 17, 1993, which was adopted by the shareholders at the Company's annual meeting of shareholders on November 17, 1993, and amended and restated on September 15, 2004 (filed as Exhibit 10-2 to the Quarterly Report on Form 10-Q filed on November 4, 2004, incorporated by reference herein). |
| 10.3(ii) | Form of Option Award under the Company's 1993 Directors' Stock Option Plan as amended and restated September 15, 2004 (filed as Exhibit 10-3 to the Quarterly Report on Form 10-Q filed on November 4, 2004, incorporated herein by reference). |
| 10.4(i) | Form of Officer Employment Agreement (filed as Exhibit 10(viii) to the Annual Report on Form 10-K for the year ended June 30, 2002, incorporated herein by reference). |
| 10.5(i) | Form of Officer Change of Control Employment Agreement (filed as Exhibit 10(ix) to the Annual Report on Form 10-K for the year ended June 30, 2002, incorporated herein by reference). |
| 10.6 | Non-Qualified Deferred Compensation Plan adopted as of January 1, 1996 and amended and restated as of July 20, 2004 (filed as Exhibit 10.x to the Annual Report on Form 10-K for the year ended June 30, 2004, incorporated herein by reference). |
| 10.7 | The Clorox Company 1995 Performance Unit Plan (filed as Exhibit 10(xi) to the Annual Report on Form 10-K for the year ended June 30, 2002, incorporated herein by reference). |
| 10.8 | The Clorox Company 1996 Stock Incentive Plan, which was adopted by the shareholders at the Company's annual meeting of shareholders on November 28, 2001, amended and restated as of September 15, 2004 (filed as Exhibit 10-4 to the Quarterly Report on Form 10-Q for the quarter filed on November 4, 2004, incorporated herein by reference). |

| Exhibit Number | Document |
|---|---|
| 10.9(i) | The Clorox Company Executive Incentive Compensation Plan, adopted in 1996, re-adopted in 2001, and amended and restated as of July 20, 2004 and as of September 15, 2004 (filed as Exhibit 10.xiii to the Annual Report on Form 10-K for the year ended June 30, 2004, incorporated herein by reference). |
| 10.9(ii) | Form of Option Award under the Company's 1996 Stock Incentive Plan as amended and restated September 15, 2004 (filed as Exhibit 10-5 to the Quarterly Report on Form 10-Q filed on November 4, 2004, incorporated herein by reference). |
| 10.9(iii) | Form of Performance Unit Award under the Company's 1996 Stock Incentive Plan as amended and restated September 15, 2004 (filed as Exhibit 10-6 to the Quarterly Report on Form 10-Q filed on November 4, 2004, incorporated herein by reference). |
| 10.9(iv) | Form of Award under the Company's Executive Incentive Compensation Plan, adopted in 1996, re-adopted in 2001, and amended and restated as of July 20, 2004 (filed as Exhibit 10-7 to the Quarterly Report on Form 10-Q filed on November 4, 2004, incorporated herein by reference). |
| 10.10 | The Clorox Company Independent Directors' Stock-Based Compensation Plan, (filed as Exhibit 10(xiv) to the Annual Report on Form 10-K for the year ended June 30, 2002, which was adopted by the shareholders at the Company's annual meeting of shareholders on November 19, 2003, incorporated herein by reference). |
| 10.11 | The Clorox Company Annual Incentive Plan (formerly named The Clorox Company Management Incentive Compensation Plan), amended and restated as of July 20, 2004 (filed as Exhibit 10.xvi to the Annual Report on Form 10-K for the year ended June 30, 2004, incorporated herein by reference). |
| 10.12 | Agreement between The Clorox Company and G. Craig Sullivan, dated effective as of November 1, 2001 (filed as Exhibit 10(xvii) to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, incorporated herein by reference). |
| 10.13 | The Clorox Company 1996 Stock Incentive Plan Restricted Stock Unit Award Agreement entered into by The Clorox Company and Gerald E. Johnston, dated effective as of July 15, 2003 (filed as Exhibit 10(xxi) to the Annual Report on Form 10-K for the year ended June 30, 2003, incorporated herein by reference). |
| 10.14 | The Severance Pay Plan for Level 2 and Level 3 Executives effective as of July 1, 2004 (filed as Exhibit 10(xx) to the Annual Report on Form 10-K for the year ended June 30, 2004, incorporated herein by reference). |
| 10.15 | Share Exchange Agreement dated as of October 6, 2004 by and among the Company, Henkel KGaA and HC Investments, Inc. (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed November 4, 2004, and incorporated by reference herein). |
| 10.16 | Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and Banc of America Securities LLC, as Dealer (filed as Exhibit 10.1 to the Report on Form 8-K, filed November 16, 2004, and incorporated by reference herein). |
| 10.17 | Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and Citigroup Global Markets Inc., as Dealer (filed as Exhibit 10.2 to the Report on Form 8-K, filed November 16, 2004, and incorporated by reference herein). |
| 10.18 | Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and Goldman, Sachs & Co., as Dealer (filed as Exhibit 10.3 to the Report on Form 8-K, filed November 16, 2004, and incorporated by reference herein). |

| Exhibit Number | Document |
| --- | --- |
| 10.19 | Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and J. P. Morgan Securities Inc., as Dealer (filed as Exhibit 10.4 to the Report on Form 8-K, filed November 16, 2004, and incorporated by reference herein). |
| 10.20 | Issuing and Paying Agency Agreement by and between The Clorox Company and JPMorgan Trust Company, National Association (filed as Exhibit 10.5 to the Report on Form 8-K, filed November 16, 2004, and incorporated by reference herein). |
| 10.21 | Credit Agreement, dated as of November 15, 2004 among The Clorox Company, The Banks Listed Herein, Citicorp North America, Inc. and JPMorgan Chase Bank, N. A., as Administrative Agents, Citicorp North America, Inc., as Servicing Agent, and Goldman Sachs Credit Partners L. P., as Syndication Agent (filed as Exhibit 10-1 to the Report on Form 8-K, filed November 19, 2004, and incorporated by reference herein). |
| 10.22 | Purchase Agreement dated November 30, 2004 relating to the Floating Rate Senior Notes due December 2007, 4.20% Senior Notes due January 2010 and 5.00% Senior Notes due January 2015 (filed as Exhibit 10.1 to the Report on Form 8-K, filed December 3, 2004, and incorporated by reference herein). |
| 10.23 | $1,300,000,000 Credit Agreement, dated as of December 7, 2004 among The Clorox Company, the Banks listed therein, Citicorp USA, Inc. and JPMorgan Chase Bank, N.A., as Administrative Agents, Wachovia Bank, N.A. and Bank of America, N.A., as Syndication Agents, and BNP Paribas, ING Capital LLC, Calyon New York Branch and The Bank of Tokyo-Mitsubishi, Ltd. Seattle Branch as Documentation Agents (filed as Exhibit 10-1 to the Report on Form 8-K, filed December 9, 2004, and incorporated by reference herein). |
| 10.24** | Amended and Restated Joint Venture Agreement dated as of January 31, 2003 between The Glad Products Company and certain affiliates and The Procter & Gamble Company and certain affiliates (filed as Exhibit 10 to the amended Quarterly Report on Form 10-Q, filed April 26, 2005, and incorporated by reference herein). |
| 12.1† | Computation of Ratio of Earnings to Fixed Charges. |
| 21.1 | Subsidiaries of Registrant (filed as Exhibit 21 to the Annual Report on Form 10-K for the year ended June 30, 2004, incorporated herein by reference). |
| 23.1 | Consent of Ernst & Young LLP. |
| 23.2 | Consent of Deloitte & Touche LLP. |
| 23.3† | Consent of Morrison & Foerster LLP (included in Exhibit 5.1). |
| 24.1† | Power of Attorney (included in Part II of this Registration Statement). |
| 25.1† | Statement of Eligibility of The Bank of New York, N.A., as trustee, on Form T-1. |
| 99.1† | Form of Letter of Transmittal. |
| 99.2† | Form of Notice of Guaranteed Delivery. |
| 99.3† | Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. |

† Previously filed.
* Registrant agrees to file a copy of documents defining the rights of holders of other long term debt upon request of the Commission.
** Confidential treatment has been granted for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portion, has been filed separately with the Securities and Exchange Commission.

**EXHIBIT 23.1**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the reference to our firm under the caption of "Experts" in Amendment No. 2 to Registration Statement on Form S-4 and in the related Prospectus of The Clorox Company for the registration of $1,650,000,000 of senior notes and to the incorporation by reference of our report dated August 5, 2004, except for note 2, as to which the date is February 25, 2005, with respect to the consolidated financial statements and schedule of The Clorox Company and subsidiaries for the years ended June 30, 2004 and 2003, which report appears in the Current Report on Form 8-K of The Clorox Company dated March 3, 2005.

/s/   ERNST & YOUNG LLP

San Francisco, California
April 28, 2005

**EXHIBIT 23.2**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-123115 on Form S-4 of our report dated September 4, 2002 (March 3, 2005 as to the effects of the discontinued operations described in Notes 2 and 4), relating to the consolidated financial statements and financial statement schedule of The Clorox Company and subsidiaries for the fiscal year ended June 30, 2002 appearing in and incorporated by reference in the Current Report on Form 8-K of The Clorox Company dated March 3, 2005 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

San Francisco, California
April 28, 2005